Exhibit 2.1
Execution Copy

PURCHASE AND SALE AGREEMENT
by and between
TARGA GP INC.
and
TARGA LP INC.
(“Sellers”)
and
TARGA RESOURCES PARTNERS LP,
(“Buyer”)
dated as of
July 27, 2009

i

Disclosure Schedules

Schedule 1.1(i)	—	Company Assets
Schedule 1.1(ii)	—	Excluded Assets
Schedule 1.1(iii)	—	Buyer Knowledge
Schedule 1.1(iv)	—	Sellers Knowledge
Schedule 1.1(v)	—	Permitted Liens
Schedule 2.2(b)	—	Volume Weighted Average Price
Schedule 2.2(c)	—	Sellers’ Proportionate Amount of Purchase Price
Schedule 3.3	—	Sellers Approvals
Schedule 3.5	—	Broker Fees
Schedule 3.6(e)	—	Voting Agreements
Schedule 4.3(a)	—	Company Subsidiaries
Schedule 4.3(b)	—	Joint Ventures
Schedule 4.3(e)(ii)	—	Conduct of CBF Business
Schedule 4.3(e)(iv)	—	CBF Environmental
Schedule 4.4	—	Financial Statements
Schedule 4.4(b)	—	Indebtedness for Borrowed Monies
Schedule 4.4(c)	—	Range of Working Capital
Schedule 4.5	—	Absence of Certain Changes
Schedule 4.6(a)	—	Material Contracts
Schedule 4.6(c)	—	Enforceability of Material Contracts; No Defaults
Schedule 4.6(d)	—	Purchase and Sale Agreements
Schedule 4.7(b)	—	Intellectual Property
Schedule 4.8	—	Litigation
Schedule 4.9	—	Taxes
Schedule 4.10	—	Environmental Matters
Schedule 4.12	—	Permits
Schedule 4.13	—	Insurance
Schedule 4.14	—	Labor Relations
Schedule 4.15(b)(i)	—	Material Real Estate
Schedule 4.15(b)(ii)	—	Real Estate – Options, Rights of First Refusal
Schedule 4.15(c)	—	Material Real Estate Leases
Schedule 5.3	—	Buyer Approvals
Schedule 5.5	—	Brokers Fees
Schedule 6.1	—	Conduct of Business
Schedule 6.1(v)	—	Capital Expenditures
Schedule 6.5	—	Guarantees
Schedule 6.11(a)	—	Title Commitments and Title Policies
Exhibits
Exhibit A   —   Second Amended and Restated Omnibus Agreement

PURCHASE AND SALE AGREEMENT
     THIS PURCHASE AND SALE AGREEMENT, dated as of July 27, 2009 (this “Agreement”), is entered into by and between Targa GP Inc., a Delaware corporation (“Targa GP Inc.”) and Targa LP Inc., a Delaware corporation (“Targa LP Inc.” and together with Targa GP Inc., the “Sellers”) and Targa Resources Partners LP, a limited partnership organized under the Laws of the State of Delaware (“Buyer”).
RECITALS
     WHEREAS, (i) Targa GP Inc. owns 100% of the limited liability company interests in Targa Downstream GP LLC (“Targa Downstream GP”), a Delaware limited liability company which holds a general partner interest which constitutes all of the general partner interests of and a 50% ownership interest in Targa Downstream LP (“Targa Downstream LP”), a Delaware limited partnership, (ii) Targa LP Inc. owns a limited partner interest which constitutes all of the limited partner interests of and a 50% ownership interest in Targa Downstream LP, (iii) Targa GP Inc. owns 100% of the limited liability company interests in Targa LSNG GP LLC (“Targa LSNG GP”), a Delaware limited liability company which holds a general partner interest which constitutes all of the general partner interests of and a 50% ownership interest in Targa LSNG LP (“Targa LSNG LP”), a Delaware limited partnership and (iv) Targa LP Inc. owns a limited partner interest which constitutes all of the limited partner interests of and a 50% ownership interest in Targa LSNG LP.
     WHEREAS, Sellers desire to transfer, assign and sell to Buyer and Buyer desires to purchase from Sellers the above-referenced limited liability company interests in Targa Downstream GP and Targa LSNG GP and limited partner interests in Targa Downstream LP and Targa LSNG LP (such limited liability company interests and limited partner interests being collectively referred to as the “Purchased Interests”);
     WHEREAS, Targa Downstream LP and Targa LSNG LP, collectively, own or will at Closing own a natural gas liquids business consisting of (i) the Logistics Segment which consists of fractionation facilities, storage and terminalling facilities, low sulfur natural gasoline treating facilities, and pipeline transportation and distribution assets (the “Logistics Segment”), (ii) the Marketing Segment which markets NGL production and purchases mixed or component NGL products from third parties for resale (the “Marketing Segment”), and (iii) the Wholesale Segment which owns propane storage, truck terminals and NGL transport assets and provides services for refineries, including NGL balancing, purchasing or marketing propane and providing butane supply, and sells propane to retailers and end users (the “Wholesale Segment”);
     WHEREAS, at the Closing (as defined below) and in accordance with the terms of this Agreement, Sellers will assign and transfer to Buyer or its designee all of the Purchased Interests; provided an undivided portion of the Purchased Interests equal in value to the value of the GP Units issued to General Partner pursuant to Section 2.2(b) will be transferred by Sellers to Buyer for and on behalf of General Partner (and treated as if it were a capital contribution by Sellers to General Partner and a subsequent capital contribution by General Partner to Buyer).

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
     Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
     “Actual Product Inventory” has the meaning provided such term in Section 2.4(c).
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise; provided that, for purposes of this Agreement, Warburg Pincus LLC, its affiliates and all private equity funds and portfolio companies owned or managed by Warburg Pincus LLC or its affiliates shall not be deemed to be affiliates of Sellers, the Companies or Buyer. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Agreement” has the meaning provided such term in the preamble to this Agreement.
     “Balance Sheet Date” means March 31, 2009.
     “BI Proceeds” has the meaning provided such term in Section 6.13.
     “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of Texas or a federal holiday in the United States.
     “Buyer” has the meaning provided such term in the preamble to this Agreement.
     “Buyer Approvals” has the meaning provided such term in Section 5.3.
     “Buyer Indemnified Parties” has the meaning provided such term in Section 9.2(a).
     “Cash True-Up Payment” has the meaning provided such term in Section 2.4(a).
     “CBF” has the meaning provided such term in Section 4.3(e).
     “Claim Notice” has the meaning provided such term in Section 9.3(a).
     “Closing” has the meaning provided such term in Section 2.3(a).
     “Closing Date” has the meaning provided such term in Section 2.3(a).
     “Code” means the Internal Revenue Code of 1986, as amended.

     “Common Units” means common units of Buyer representing limited partner interests in Buyer.
     “Companies” means Targa Downstream GP, Targa Downstream LP, Targa LSNG GP and Targa LSNG LP and each of the Company Subsidiaries and “Company” means any one of the foregoing.
     “Company Assets” means all of the plants, facilities and tangible and intangible assets owned by the Companies used in the Downstream Business, including the assets listed on Schedule 1.1(i) hereto, but excluding the Excluded Assets.
     “Company Guarantees” means all guaranties, letters of credit, bonds, sureties, cash collateral accounts, and other credit support or assurances provided by Sellers or their Affiliates (other than the Companies) in support of any obligations of any of the Companies or the Downstream Business, including those obligations listed on Schedule 6.5.
     “Company Subsidiaries” means Targa Canada Liquids Inc., a British Columbia corporation, Midstream Barge Company LLC, a Delaware limited liability company, Targa Retail Electric LLC, a Delaware limited liability company, Targa Co-Generation LLC, a Delaware limited liability company, Targa Liquids GP LLC, a Delaware limited liability company, Targa NGL Pipeline Company LLC, a Delaware limited liability company, Targa OPI LLC, a Delaware limited liability company, Targa Liquids Marketing and Trade, a Delaware general partnership, Targa Bridgeline, LLC and Targa MLP Capital LLC (to be formed between signing and closing).
     “Conflicts Committee” means the conflicts committee of the board of directors of Targa Resources GP LLC.
     “Contract” means any legally binding agreement, commitment, lease, license or contract.
     “Defense Actions” means the defense actions as listed in subsection (i) of Schedule 4.8.
     “Disclosure Schedules” means the schedules attached hereto.
     “Disposition” has the meaning provided such term in Section 6.12.
     “Disposition Payment” has the meaning provided such term in Section 6.12.
     “Dollars” and “$” mean the lawful currency of the United States.
     “Downstream Business” means the business and operations currently conducted by Sellers described in the Targa Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, as the NGL Logistics and Marketing Division, consisting of three segments: Logistics Assets, NGL Distribution and Marketing and Wholesale Marketing excluding the business and operations utilizing or derived from the Excluded Assets.

     “Downstream Joint Ventures” means Downstream Energy Ventures Co., L.L.C., a Delaware limited liability company, Gulf Coast Fractionators, a Texas general partnership, and Cedar Bayou Fractionators, L.P., a Delaware limited partnership.
     “Effective Time” has the meaning provided such term in Section 2.3(a).
     “Environmental Law” means any applicable Law relating to the environment, natural resources, or the protection thereof, including any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and any applicable Law relating to health, safety, the environment, natural resources or the protection thereof, and all analogous state or local statutes, and the regulations promulgated pursuant thereto.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Estimated Net Working Capital” has the meaning provided such term in Section 2.4(d).
     “Excluded Assets” means the assets which are identified on Schedule 1.1(ii) which will be retained by Sellers or its Affiliates and not included in the Company Assets.
     “Final Net Working Capital” has the meaning provided such term in Section 2.4(d).
     “Financial Statements” has the meaning provided such term in Section 4.4(a).
     “Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1, 3.2, 3.6, 4.1 and 4.3.
     “GAAP” means generally accepted accounting principles of the United States, consistently applied.
     “GCF” means Gulf Coast Fractionators.
     “General Partner” has the meaning provided such term in Section 2.2(b).
     “Governmental Authority” means any federal, state, municipal, local or similar governmental authority, regulatory or administrative agency, court or arbitral body.
     “GP Units” means general partner units of Buyer representing general partner interests in Buyer.
     “Hazardous Substance(s)” means and includes, each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and any petroleum or petroleum products that have been Released into the environment.
     “Houston Area Assets” means the Company Assets included in the Logistics Segment and located in the Houston, Texas area including the Gulf Coast Fractionator, the Cedar Bayou Fractionator and the Galena Park Terminal and the business conducted by such assets.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness for Borrowed Money” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property, except trade payables incurred in the ordinary course of business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such indebtedness has been assumed by such Person.
     “Indemnified Party” has the meaning provided such term in Section 9.3(a).
     “Indemnified Tax Claim” has the meaning provided such term in Section 7.3(b).
     “Indemnifying Party” has the meaning provided such term in Section 9.3(a).
     “Intellectual Property” means intellectual property rights, statutory or common law, worldwide, including (a) trademarks, service marks, trade dress, slogans, logos and all goodwill associated therewith, and any applications or registrations for any of the foregoing; (b) copyrights and any applications or registrations for any of the foregoing; and (c) patents, all confidential know-how, trade secrets and similar proprietary rights in confidential inventions, discoveries, improvements, processes, techniques, devices, methods, patterns, formulae, and specifications.
     “Intercompany Accounts True-Up Payment” has the meaning provided such term in Section 2.4(b).
     “Knowledge” as to Buyer means the actual knowledge of those Persons listed in Schedule 1.1(iii) after due inquiry of the Persons listed as sources for inquiry on said Schedule 1.1(iii) and as to Sellers means the actual knowledge of those Persons listed as sources for inquiry in Schedule 1.1(iv) after due inquiry of the Persons listed on said Schedule 1.1(iv).
     “Law” means any applicable law, rule, regulation, ordinance, order, judgment or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.

     “Logistics Segment” has the meaning provided such term in the recitals to this Agreement.
     “Lien” means, with respect to any property or asset, any mortgage, pledge, charge, security interest or other encumbrance of any kind in respect of such property or asset.
     “Losses” means all actual liabilities, losses, damages, fines, penalties, judgments, settlements, awards, costs and expenses (including reasonable fees and expenses of counsel); provided, however, that Losses shall not include any special, punitive, exemplary, incidental, consequential or indirect damages; provided, further, however, that the preceding proviso shall not apply to the extent a Party is required to pay such damages to a third party in connection with a matter for which such Party is entitled to indemnification under Article IX.
     “Marketing Segment” has the meaning provided such term in the recitals to this Agreement.
     “Material Adverse Effect” means, with respect to any Person, any circumstance, change or effect that (a) is materially adverse, or is reasonably expected to be materially adverse, to the business, operations or financial condition of such Person (and in the case of any Company, of the Companies and the Downstream Business taken as a whole), or (b) that materially impedes the ability of such Person to complete the transactions contemplated herein, but shall exclude any circumstance, change or effect resulting or arising from:
          (i) any change in general economic conditions in the industries or markets in which any of the Companies operate;
          (ii) seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of their respective businesses;
          (iii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
          (iv) changes in Law or GAAP; and
          (v) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby.
     Notwithstanding the foregoing clauses (i), (iii) and (iv) shall not apply in the event of a disproportionate effect on the Companies as compared to other entities in the markets in which the Companies operate.
     “Material Contracts” has the meaning provided such term in Section 4.6(a).
     “Material Real Estate Leases” has the meaning provided such term in Section 4.15(b).
     “NGLs” means natural gas liquids.

     “Non-Affiliate Contracts” means Contracts other than Contracts with Sellers or any Affiliate of Sellers other than a Company.
     “Omnibus Agreement” means that certain Amended and Restated Omnibus Agreement dated as of October 24, 2007, between Targa Resources, Inc., Targa Resources LLC, Targa Resources GP LLC and Buyer.
     “Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments.
     “Parties” means Sellers and Buyer.
     “Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities, including those issued under any Environmental Law; provided, right-of-way agreements and similar rights and approvals are not included in the definition of Permits.
     “Permitted Liens” means (a) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings, (b) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (c) the rights of lessors and lessees under leases, and the rights of third parties under any agreement, in each case executed in the ordinary course of business, (d) the rights of licensors and licensees under licenses executed in the ordinary course of business, (e) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, of a nature that do not materially and adversely affect the assets or properties subject thereto, (f) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for this transaction or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (g) restrictions on transfer with respect to which consents or waivers are obtained for this transaction, (h) Liens granted in the ordinary course of business which do not secure the payment of Indebtedness for Borrowed Money and which do not materially and adversely affect the ability of the Companies to conduct their business as currently conducted, (i) Liens which are of a nature that would be reasonably acceptable to a prudent owner or operator of NGL assets and facilities of a type similar to the Company Assets, (j) Liens reflected on the title commitments and title policies listed in and other liens described on Schedule 1.1(v) and (k) Liens created by Buyer or its successors and assigns.
     “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
     “Pre-Closing Environmental Liabilities” means any Losses arising out of any Pre-Closing Environmental Matter.
     “Pre-Closing Environmental Matters” means (i) any violation of Environmental Law by the Companies or the Downstream Business prior to the Closing or arising in connection with the ownership or operation of the assets of the Companies prior to the Closing, (ii) any Release of

Hazardous Substances onto or from properties or assets owned by the Companies and included in the Downstream Business prior to the Closing or relating to or arising from any activities conducted on such properties or from operation of such assets prior to the Closing and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above, in each case to the extent that Buyer becomes aware of such matter and provides written notice (in accordance with notice procedures contained in Section 11.1 of this Agreement) to Sellers on or prior to the second anniversary of the Closing describing such environmental matter and stating that such matter is one for which Sellers have indemnification obligations hereunder.
     “Pre-Closing Tax” has the meaning provided in Section 7.1(c).
     “Pre-Closing Taxable Period” means any taxable period ending on or before the Effective Time and that portion of any taxable period beginning before and ending after the Effective Time that ends on the Effective Time.
     “Product Inventory” means the Companies’ inventories of NGLs and NGL products.
     “Purchase Price” has the meaning provided such term in Section 2.2(a).
     “Purchased Units” has the meaning provided such term in Section 2.2(b).
     “Purchased Companies” means Targa Downstream LP, Targa Downstream GP, Targa LSNG LP and Targa LSNG GP.
     “Purchased Interests” has the meaning provided such term in the recitals of this Agreement.
     “Reasonable Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Representatives” means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers and consultants.
     “Seller” and “Sellers” have the meaning provided such term in the preamble to this Agreement.
     “Sellers Approvals” has the meaning provided such term in Section 3.3.
     “Sellers Indemnified Parties” has the meaning provided such term in Section 9.2(b).
     “Subsidiary” means, with respect to any Person, (a) any corporation 50% or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries, and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries has a 50% or greater equity interest at the time, provided that the Downstream Joint Ventures shall not be deemed to be or considered to be Subsidiaries.
     “Targa Downstream GP” has the meaning provided such term in the recitals to this Agreement.
     “Targa Downstream LP” has the meaning provided such term in the recitals to this Agreement.
     “Targa GP Inc.” has the meaning provided such term in the preamble to this Agreement.
     “Targa LP Inc.” has the meaning provided such term in the preamble to this Agreement.
     “Targa LSNG GP” has the meaning provided such term in the recitals to this Agreement.
     “Targa LSNG LP” has the meaning provided such term in the recitals to this Agreement.
     “Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
     “Tax Benefit” means, with respect to a Loss, an amount by which the Tax liability of a Person (or group of corporations filing a Tax Return that includes the Person), with respect to a taxable period, is reduced as a result of such Loss or the amount of any Tax refund or Tax credit that is generated (including, by deduction, loss, credit or otherwise) as a result of such Loss, and any related interest received from any relevant Tax Authority; provided, in each case, only the reasonable present value of any Tax Benefit shall be considered with respect to a Loss.
     “Tax Indemnified Party” has the meaning provided such term in Section 7.3(b).
     “Tax Indemnifying Party” has the meaning provided such term in Section 7.3(b).
     “Tax Proceeding” has the meaning provided such term in Section 7.1(e).
     “Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing provided to any Tax Authority including any amendments thereto.
     “Taxes” or “Tax” means (a) all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest, (b) any liability of any Company for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability of such Company for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability of any Company for the payment of any amounts as a result of being a party to any Tax-Sharing Agreement or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.
     “Tax-Sharing Agreements” means all existing agreements or arrangements (whether or not written) that are binding on any Company and regarding the sharing, allocation, or payment of Taxes or amounts in lieu of Taxes.
     “Third-Party Claim” has the meaning provided such term in Section 9.3(a).
     “Title Commitments” has the meaning provided such term in Section 6.11.
     “Title Company” means Stewart Title Guaranty Company.
     “Title Policies” has the meaning provided such term in Section 6.11.
     “United States” means United States of America.
     “Volume Weighted Average Price” with respect to the Common Units on any trading day means the per unit volume weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg Page NGLS<equity>AQR (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day or, if such Volume Weighted Average Price is unavailable or such page or its equivalent is unavailable, the volume weighted average price of each trade in the Common Units during such trading day between 9:30 a.m. and 4:00 p.m., New York City time, on The Nasdaq Global Select Market or, if the Volume Weighted Average Price is unavailable from the above-referenced sources, as calculated by a nationally recognized independent investment banking firm retained for this purpose by the Buyer, such calculation to be made in a manner consistent with the manner in which “Volume Weighted Average Price” would have been determined by Bloomberg.
     “Wholesale Segment” has the meaning provided such term in the recitals to this Agreement.
     “Working Capital True-Up Payment” has the meaning provided such term in Section 2.4(d).

     Section 1.2 Rules of Construction.
          (a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
          (b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
          (c) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
          (d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
          (e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.
          (f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
          (g) Any event hereunder requiring the payment of cash or cash equivalents on a day that is not a Business Day shall be deferred until the next Business Day.
ARTICLE II
PURCHASE AND SALE; CLOSING
     Section 2.1 Purchase and Sale of Purchased Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, assign, transfer and convey to Buyer (or a designated Subsidiary of Buyer), and Buyer (or a designated Subsidiary of Buyer) shall purchase and acquire from Sellers, the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
     Section 2.2 Purchase Price.
          (a) The total purchase price consideration payable by Buyer to Sellers for the Purchased Interests (the “Purchase Price”) shall be $530,000,000 payable as set forth below.

          (b) The Purchase Price shall be payable (i) 75% in cash (through the assumption and payment by Buyer at Closing of $397,500,000 of indebtedness owed by the Purchased Companies to Sellers or their Affiliates) and (ii) 25% in equity securities consisting of Common Units and GP Units (collectively, the “Purchased Units”). The Purchased Units shall be valued at the Volume Weighted Average Price of the Common Units on the NASDAQ for the ten (10) trading days ending five trading days prior to the date hereof. An example of this calculation is set forth on Schedule 2.2(b). The Purchased Units shall be issued in the following ratio: 98% of the Purchased Units shall be Common Units issued to Sellers and 2% of the Purchased Units shall be GP Units issued, at the direction of Sellers, to Targa Resources GP LLC (the “General Partner”).
          (c) The Purchase Price shall be deemed to be paid and allocated among Sellers as specified in Schedule 2.2(c).
     Section 2.3 The Closing.
          (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P., 2500 First City Tower, 1001 Fannin Street, Houston, Texas 77002, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties shall take at the Closing itself) or such other date as Buyer and Sellers may mutually determine (the “Closing Date”); provided, the Closing shall be deemed to have been consummated at 12:01 a.m. Houston, Texas time on the first day of the month in which the Closing occurs (the “Effective Time”).
          (b) At the Closing, Sellers will deliver the following documents and deliverables to Buyer:
               (i) an assignment or assignments effecting the transfer to Buyer (or designated subsidiary of Buyer) of ownership of all of the Purchased Interests together with certificates, if any, representing the Purchased Interests and such other documentation as is required to admit Buyer (or a designated Subsidiary of Buyer) as a partner or member of the Companies, as applicable;
               (ii) a certification in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2) to the effect that each Seller is not a foreign person;
               (iii) resolutions of the applicable managers, directors and equityholders of Sellers required for approval of the transactions contemplated hereby;
               (iv) certificates of good standing and existence as of a recent date with respect to each of the Companies;
               (v) certificates required by Article VIII; and

               (vi) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Sellers prior to the Closing Date to carry out the intent and purposes of this Agreement.
          (c) At the Closing, Buyer will deliver the following documents and deliverables to Sellers (or the General Partner, as applicable):
               (i) the Common Units which are a portion of the Purchased Units;
               (ii) the GP Units which are a portion of the Purchased Units;
               (iii) resolutions of the Board of Directors of the general partner of Buyer as required for approval of the transactions contemplated hereby;
               (iv) certificates required by Article VIII; and
               (v) such other certificates, instruments, and documents as may be reasonably requested by Sellers and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
     Section 2.4 Purchase Price Adjustments; Post Closing Working Capital Adjustment.
          (a) Cash Balances. All cash, on hand, at the Companies and at Downstream Energy Ventures Co., L.L.C., and CBF (to the extent of the Companies’ ownership interest in such Downstream Joint Ventures) as of the Effective Time, shall be the property of the Sellers and Buyer acknowledges and agrees that the Companies may, prior to the Closing, make a distribution to Sellers or their Affiliates of all cash, on hand at the Companies and such Downstream Joint Ventures as of the Effective Time. In the event that there was any cash in the accounts of the Companies and Downstream Energy Ventures Co., L.L.C., and CBF on the Effective Time, the Buyer will make a payment to Sellers (the “Cash True-Up Payment”) in the amount of the sum of (i) such cash balances in the accounts of the Companies and (ii) the cash balances in the accounts of such Downstream Joint Ventures times the Companies’ ownership percentage in each such Downstream Joint Ventures within sixty (60) days following the Closing. In addition, Buyer agrees to pay or cause the Companies to pay to Sellers all cash distributions received by the Companies or their Affiliates from GCF (or as a result of the Companies’ ownership interest in GCF) after the Closing to Sellers up to an amount equal to cash, on hand, at GCF as of the Effective Time times the Companies’ ownership percentage in GCF, such payment being referred to as a “GCF Distribution Payment.”
          (b) Intercompany Accounts. Accounts receivable and accounts payable between the Companies, on the one hand, and Sellers and its Affiliates (other than the Companies), on the other hand, and existing on the Effective Time shall be subject to the customary monthly settlement and true-up procedures currently utilized between Targa Resources, Inc. and Buyer with respect to intercompany accounts. Any amounts owing by the Companies to Sellers or their Affiliates (other than the Companies) as a result of such intercompany account true-up and any amounts owing by Sellers or their Affiliates (other than the Companies) to the Companies as a result of such intercompany accounts true-up

(“Intercompany Accounts True-Up Payment”), shall be made by the applicable Party within ninety (90) days following the Closing.
          (c) Product Inventory.
               (i) Within ninety (90) days following the Closing, Buyer and Sellers shall make a joint determination of the actual Product Inventory levels (calculated in barrels on a product-by-product basis) of the Companies as of the Effective Time (“Actual Product Inventory”).
               (ii) If the Actual Product Inventory is greater than or equal to the Product Inventory Floor, then no inventory adjustment will be required under this subsection (c).
               (iii) If the Actual Product Inventory is less than the Product Inventory Floor, then an inventory adjustment analysis will be required and an adjustment payment shall be payable by Sellers to Buyer equal to the positive amount determined as follows:
Product Less Actual Less Net Applicable Times Weighted Inventory Product Product Inventory OPIS Floor Inventory Receivables Price (BBLS) (BBLS) Volume (BBLS)
               (iv) For purposes of this subsection (c), the following terms will have the meanings prescribed below:
     “Product Inventory Floor” shall mean (i) if the Effective Time is August 1, 2009, .89 million barrels and (ii) if the Effective Time is September 1, 2009, 1.04 million barrels and (iii) if the Effective Time is after September 1, 2009, such revised floor amount as may be mutually agreed between Sellers and Buyer.
     “Net Applicable Product Inventory Receivables” means the positive amount (if any) analyzed as the applicable accounts receivables of the Companies as of the Effective Time for sales of Product Inventory to third-parties for the purposes of assessing appropriate responsibility for incremental inventory minus applicable accounts payable of the Companies as of the Effective Time for purchases of Product Inventory from third parties for the purposes of assessing appropriate responsibility for incremental inventory.
     “Net Applicable Products Inventory Receivables Volume” means the barrels of Product Inventory attributable to any Net Product Inventory Receivable for the purposes of assessing appropriate responsibility for incremental inventory.
     “Weighted OPIS Price” shall be the per barrel price calculated by (i) multiplying the volumes of each category of Product Inventory included in the Actual Product Inventory, times the OPIS price applicable to such category of Product Inventory as of the Effective Time to determine an “Individual Product Value” for each category of Product Inventory, (ii) adding the various Individual Product Values to determine the value of the aggregate Actual Product Inventory and (iii) then dividing the Aggregate Product Inventory Value by the total number of barrels of Product Inventory included in the Actual Product Inventory.
               (v) Buyer and Seller acknowledge that should inventory adjustment analysis be required, then detailed analysis as opposed to mechanical calculations will be required to determine applicable accounts receivable and payable for the purposes of assessing appropriate responsibility for incremental inventory.
               (vi) Any required inventory adjustment payment by Sellers (a “Product Inventory True-up Payment”) shall be made by Sellers within ten days following the determination of the Actual Product Inventory to yield a weighted average price in $/bbl.
          (d) Residual Working Capital Adjustment. At the end of the calendar month in which Closing occurs, Sellers shall provide to Buyer a statement of the net working capital derived from the books and records of the Companies (excluding (i) cash, (ii) intercompany accounts payable and receivable, (iii) Product Inventory and (iv) accounts receivable and payable for Product Inventory actually taken into consideration in calculating the Product Inventory True-up Payment) as of the Effective Time (“Estimated Net Working Capital”). Working capital statements will be prepared on the same basis used to prepare the audited financial statements, and working capital analysis will be done consistent with Targa Resources, Inc.’s normal monthly accounting closing processes. Estimated Net Working Capital (and Final Net Working Capital as provided below) will not include any line item with respect to income tax assets or liabilities (including those relating to Texas margin Tax), it being the intention of the Parties that such income tax matters be addressed by Article VII below. Non-cash items included in Estimated Net Working Capital will be adjusted post closing to update and replace the estimated amounts contained in the Estimated Net Working Capital to actuals as determined using a look-back over the sixty (60)-day period following the Closing. Any adjustments resulting from such actualization shall be taken into consideration in the working capital true-up process set forth in this subsection (d). Within ninety (90) days following the Closing, Buyer and Seller shall jointly determine the actual net working capital of the Companies (excluding (i) cash, (ii) intercompany accounts receivable and payable, (iii) Product Inventory and (iv) accounts receivable and payable for Product Inventory actually taken into consideration in calculating the Product Inventory True-up Payment) as of the Effective Time (the “Final Net Working Capital”). The Final Net Working Capital shall include the line items and be calculated in the same manner as the calculation of Estimated Net Working Capital. If Buyer and Sellers are unable to mutually agree upon Final Net Working Capital, then Buyer and Sellers shall submit any disputed items relating to such calculation to an independent accounting firm of recognized national standing as may be mutually selected by Buyer and Sellers. The costs of such independent accountant shall be borne 50% by Sellers and 50% by Buyer. Buyer shall pay to Sellers an amount equal to the excess, if any, of the Final Net Working Capital minus the Estimated Net Working Capital, or Sellers shall pay to Buyer an amount equal to the excess, if any, of the Estimated Net Working Capital minus the Final Net Working Capital. Such true-up payments (the “Working Capital True-Up Payment”) shall be paid within ten days following the agreement of Buyer and Sellers (whether by mutual agreement or by decision of the independent accounting firm) with respect to the calculation of the Final Net Working Capital.

          (e) Cash True-Up Payments, GCF Distribution Payments, Intercompany Accounts True-Up Payments, Product Inventory True-up Payments and Working Capital True-Up Payments shall be made by Buyer or Sellers, as the case may be, via wire transfer of immediately available funds to an account designated (in writing) by the Party entitled to receive such payment.
ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS
     Except as disclosed in the Disclosure Schedules, each Seller hereby severally represents and warrants to Buyer as follows:
     Section 3.1 Organization of Sellers. Each of the Sellers is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
     Section 3.2 Authorization; Enforceability. Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate action on the part of Sellers. This Agreement has been duly and validly executed and delivered by Sellers, and this Agreement constitutes a valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 3.3 No Conflict. The execution and delivery of this Agreement by Sellers and the consummation of the transactions contemplated hereby by Sellers (assuming all required filings, consents, approvals, authorizations and notices set forth in Schedule 3.3 (collectively, the “Sellers Approvals”) have been made, given or obtained) do not and shall not:
          (a) violate any Law applicable to Sellers or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of Sellers; or
          (c) (i) breach any Contract to which any Seller is a party or by which any Seller may be bound, (ii) result in the termination of any such Contract, (iii) result in the creation of any Lien upon any of the Purchased Interests or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of the Purchased Interests.
     Section 3.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Sellers, threatened against Sellers that would adversely affect the ability of Sellers to perform their obligations under this Agreement, and there are no orders or unsatisfied judgments from any Governmental Authority binding upon

Sellers that would adversely affect the ability of Sellers to perform their obligations under this Agreement.
     Section 3.5 Brokers’ Fees. Except as reflected on Schedule 3.5, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Sellers or any of their Affiliates.
     Section 3.6 Ownership of Purchased Interests.
          (a) Targa GP Inc. is the sole member of Targa Downstream GP and has good and valid title to, holds of record and owns beneficially all of the limited liability company interests of Targa Downstream GP included in the Purchased Interests, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (b) Targa GP Inc. is the sole member of Targa LSNG GP and has good and valid title to, holds of record and owns beneficially all of the limited liability company interests of Targa LSNG GP included in the Purchased Interests, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Law and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (c) Targa LP Inc. is the sole limited partner of Targa Downstream LP and has good and valid title to, holds of record and owns beneficially a limited partner interest representing a 50% ownership in Targa Downstream LP which constitutes all of the limited partner interests of Targa Downstream LP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens which will be released or removed at or prior to Closing. Targa Downstream GP is the general partner of Targa Downstream LP and has good and valid title to, holds of record and owns beneficially a general partner interest representing a 50% ownership in Targa Downstream LP which constitutes all of the general partner interests of Targa Downstream LP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (d) Targa LP Inc. is the sole limited partner of Targa LSNG LP and has good and valid title to, holds of record and owns beneficially a limited partner interest representing a 50% ownership in Targa LSNG LP which constitutes all of the limited partner interests of Targa LSNG LP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens which will be released or removed at or prior to Closing. Targa LSNG GP is the general partner of Targa LSNG LP and has good and valid title to, holds of record and owns beneficially a general partner interest representing a 50% ownership in Targa LSNG LP which constitutes all of the general partner interests of Targa LSNG LP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.

          (e) With respect to each Company, there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests, and there are no agreements of any kind which may obligate any of the Companies to issue, purchase, redeem or otherwise acquire any of their respective equity interests. Except as set forth in Schedule 3.6(e), there are no voting agreements, proxies or other similar agreements or understandings with respect to the equity interests of any Company.
          (f) All of the Purchased Interests are duly authorized, validly issued and outstanding and fully paid, and were issued free of preemptive rights in compliance with applicable Laws. Upon consummation of the transactions contemplated hereby, Buyer (or one of its designated Subsidiaries) (i) will be the sole member of Targa Downstream GP and the sole limited partner of Targa Downstream LP, (ii) will be the sole member of Targa LSNG GP and the sole limited partner of Targa LSNG LP and (iii) will acquire good and valid title to all of the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES
     Except as disclosed in the Disclosure Schedules, Sellers hereby severally represent and warrant to Buyer as follows:
     Section 4.1 Organization of the Companies. Each of the Purchased Companies is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite limited liability company or partnership power and authority to own or lease its assets and to conduct its business as it is now being conducted. Each of the Purchased Companies is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on any of the Purchased Companies. Sellers have made available to Buyer true copies of all existing Organizational Documents of each of the Purchased Companies.
     Section 4.2 No Conflict. The execution and delivery of this Agreement by Sellers and the consummation of the transactions contemplated hereby by Sellers (assuming all of Sellers Approvals have been made, given or obtained) do not and shall not:
          (a) violate, in any material respect, any Law applicable to the Companies or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of the Companies; or
          (c) (i) breach any Material Contract, (ii) result in the termination of any such Material Contract, (iii) result in the creation of any Lien under any Material Contract, or (iv)

constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.
     Section 4.3 Subsidiaries; Investments.
          (a) Except for ownership in another Company or as reflected on Schedules 4.3(a) and 4.3(b), none of the Companies owns any equity interests in any Person. At or immediately following Closing and subject to compliance with the procedures described in Schedules 4.3(a) and 4.3(b), the interests in the Downstream Joint Ventures will be owned by the Companies free and clear of Liens other than Permitted Liens and the provisions of the Organizational Documents of the respective Downstream Joint Ventures.
          (b) (i) Schedule 4.3(a) sets forth a complete list of all of the Company Subsidiaries, the jurisdiction of incorporation or formation of each such Subsidiary and the number of issued and outstanding ownership interests of each such Subsidiary and the record holders thereof, and (ii) Schedule 4.3(b) sets forth a complete list of all partnerships, joint ventures or other entities (other than Subsidiaries) in which the Company or any of its Subsidiaries has, or will have at Closing, an interest, including a description of the type of such entity, the ownership interest of the Company and its Subsidiaries therein and, to Seller’s Knowledge, the names and ownership interests of the other holders thereof. Except as set forth on Schedule 4.3(a), all of the outstanding ownership interests of the Company Subsidiaries are owned beneficially and of record by the Company or the Company’s Subsidiaries, free and clear of all Liens.
          (c) All of the equity interests of each Company Subsidiary are duly authorized, validly issued and outstanding and fully paid, and were issued free of preemptive rights in compliance with applicable Laws.
          (d) Sellers have made available to Buyer true copies of all existing Organizational Documents of the Company Subsidiaries.
          (e) Sellers hereby represent with respect to Cedar Bayou Fractionators, L.P, a Delaware limited partnership (“CBF”) that:
               (i) all liabilities of CBF that are required by GAAP to be reflected or reserved against in the March 31, 2009 Balance Sheet included in the Financial Statements have been so reflected or reserved against in the March 31, 2009 Balance Sheet included in the Financial Statements;
               (ii) except as disclosed on Schedule 4.3(e)(ii), since the Balance Sheet Date, (x) the business of CBF has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (y) there has been no damage, destruction or loss to the assets or properties of CBF which could reasonably be expected to have a material and adverse impact on the business of CBF;
               (iii) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Sellers, threatened by any Person against CBF other than lawsuits or actions which could not reasonably be expected to have a material and adverse impact on CBF and CBF is not subject to any injunction, order or unsatisfied judgment from any Governmental Authority which could reasonable be expected to have a material and adverse impact on CBF;
               (iv) to the Knowledge of Sellers and except as set forth in Schedule 4.3(e)(iv): (A) the operations of CBF are in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under all applicable Environmental Laws; (B) CBF is not the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty; and (C) CBF is not subject to any action pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law; and
               (v) Downstream Energy Ventures Co., L.L.C. is the general partner of CBF and has not conducted any business or activities other than serving as general partner of CBF.
     Section 4.4 Financial Statements; Records; Undisclosed Liabilities; Working Capital.
          (a) Schedule 4.4 sets forth true and complete copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited balance sheet of the Downstream Business (with related statements of income and comprehensive income, changes in capital and cash flows) as of, and for the year ended December 31, 2008 and (ii) the unaudited balance sheet of the Downstream Business, together with related statements of income as of, and for the three month period ended March 31, 2009. The Financial Statements have been prepared in accordance with GAAP (except as otherwise stated in the footnotes or the audit opinion related thereto and except for, with respect to the March 31, 2009 Balance Sheet and the related statement of income, normal year-end adjustments and the absence of footnote disclosure) and present fairly in accordance with GAAP, in all material respects, the financial position and the results of operations of the Companies as of, and for the periods ended on, such dates.
          (b) All liabilities of the Companies that are required by GAAP to be reflected or reserved against in the March 31, 2009 Balance Sheet included in the Financial Statements have been so reflected or reserved against in the March 31, 2009 Balance Sheet included in the Financial Statements. Except as set forth on Schedule 4.4(b), as of Closing the Companies shall have no Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money incurred by Buyer.
          (c) To the Knowledge of Sellers, the range of working capital of the Companies reflected in Schedule 4.4(c) for the Effective Time and the remainder of 2009 reflects reasonable levels of working capital for the current and forecasted operations of the Downstream Business for such periods based on (i) information available to Sellers as of the date hereto, (ii) current market and industry conditions and (iii) Sellers’ assumptions regarding continuing market and industry conditions.

     Section 4.5 Absence of Certain Changes. Except as disclosed on Schedule 4.5, since the Balance Sheet Date, (a) there has not been any Material Adverse Effect on the Companies, (b) the business of each of the Companies has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (c) there has been no damage, destruction or loss to the assets or properties of the Companies which could reasonably be expected to have a material and adverse impact on the business of the Companies.
     Section 4.6 Contracts.
          (a) Schedule 4.6(a) contains a true and complete listing of the following Contracts to which any of the Companies is a party, or will become a party to prior to or concurrently with the Closing (such Contracts that are required to be listed on Schedule 4.6(a) being “Material Contracts”):
               (i) except for any intercompany indebtedness that will be cancelled or distributed prior to Closing, each Contract for Indebtedness for Borrowed Money;
               (ii) Non-Affiliate Contracts associated with the Logistics Segment which represent in the aggregate in excess of 70% of the gross revenues of the Logistics Segment from Non-Affiliate Contracts for the twelve months ended December 31, 2008;
               (iii) Non-Affiliate Contracts associated with the Wholesale Segment which represent in the aggregate in excess of 70% of the volume of NGLs sold by the Wholesale Segment pursuant to Non-Affiliate Contracts for the twelve months ended December 31, 2008;
               (iv) Non-Affiliate Contracts associated with the Wholesale Segment which represent in the aggregate in excess of 70% of the volume of NGLs purchased by the Wholesale Segment pursuant to Non-Affiliate Contracts for the twelve months ended December 31, 2008;
               (v) Non-Affiliate Contracts associated with the Marketing Segment which represent in the aggregate in excess of 70% of the volume of NGLs sold by the Marketing Segment pursuant to Non-Affiliate Contracts for the twelve months ended December 31, 2008;
               (vi) Non-Affiliate Contracts associated with the Marketing Segment which represent in the aggregate in excess of 70% of the volume of NGLs purchased by the Marketing Segment pursuant to Non-Affiliate Contracts for the twelve months ended December 31, 2008;
               (vii) Non-Affiliate Contracts associated with the Marketing Segment which represent in the aggregate in excess of 70% of NGLs exchanged by the Marketing Segment.
               (viii) each Contract involving a remaining commitment obligating a Company to make capital expenditures in excess of $1,000,000 following the Closing;
               (ix) each Contract for lease of personal property involving payments in excess of $1,000,000 for the twelve months ended December 31, 2008;

               (x) except for Contracts of the nature described in clauses (i) through (ix) above, each Contract involving aggregate payments in excess of $1,000,000 for the twelve months ended December 31, 2008, or any successor contract between Sellers or any Affiliate of Sellers (other than any of the Companies) on the one hand, and any of the Companies, on the other hand, which will survive the Closing and which cannot be cancelled by a Company upon 30 days or less notice without payment penalty;
               (xi) except for Contracts described in clauses (i) through (x) above and other than Contracts entered into in the ordinary course of business including in connection with operating and maintaining the facilities, any Contract for the purchase or sale of materials, supplies, goods, services, equipment or other assets that is reasonably expected by Sellers to involve, aggregate payments by or to a Company of $1,000,000 or more in the twelve month period immediately following the Closing;
               (xii) each Contract that provides for a limit on the ability of a Company to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;
               (xiii) any partnership or joint venture agreement (other than the Organizational Documents of the Companies);
               (xiv) any Contract which any third party has rights to own or use any material asset of a Company, including any Intellectual Property right of a Company, other than pursuant to Contracts or commercial arrangements entered into by the Companies with such third parties in the ordinary course of business;
               (xv) the Material Real Estate Leases; and
               (xvi) any agreement relating to the acquisition or disposition following the Closing of any business (whether by merger, sale of stock, sale of assets or otherwise) or granting to any Person a right of first refusal, first offer or right to purchase any of the assets of a Company which right survives the Closing other than Permitted Liens.
          (b) True and complete copies of all Material Contracts have been made available to Buyer.
          (c) Except as set forth in Schedule 4.6(c), each Material Contract (other than such Material Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged by all parties thereto prior to the Closing) (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the Company that is party thereto and, to the Knowledge of Sellers, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 4.6(c), none of the Companies and, to the Knowledge of Sellers, no other party is in material breach of any Material Contract, and neither Sellers nor any of the Companies has received any notice of termination or breach of any Material Contract.
          (d) Schedule 4.6(d) lists all of the purchase and sale agreements pursuant to which the Companies have acquired or disposed of any assets or entities since inception other than purchases and dispositions of assets in the ordinary course of business none of which could be reasonably expected to have any significant and adverse impact on the Downstream Business. True and correct copies of the documents listed on Schedule 4.6(d) have been made available to Buyer.
     Section 4.7 Intellectual Property.
          (a) The Companies own or have the right to use, pursuant to license, sublicense, agreement or otherwise, all items of Intellectual Property required in the operation of the Downstream Business as presently conducted. No third party has asserted against any of the Companies any written claim that such Company is infringing the Intellectual Property of such third party, and, to the Knowledge of Sellers, no third party is infringing the Intellectual Property owned by any of the Companies.
          (b) All of the Company’s Intellectual Property which is required to conduct the Downstream Business (as currently being conducted) is listed on Schedule 4.7(b). No Intellectual Property listed or required to be listed in such schedule is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by a Company.
     Section 4.8 Litigation. Except as set forth in Schedule 4.8, (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Sellers, threatened by any Person against any of the Companies or with respect to any Company Asset other than lawsuits or actions which could not reasonably be expected to have a material and adverse impact on the Companies and (b) no Company is subject to any injunction, order or unsatisfied judgment from any Governmental Authority.
     Section 4.9 Taxes. Except as set forth on Schedule 4.9, with respect to each Company (a) all Tax Returns required to be filed have been duly and timely filed with the appropriate Tax Authority, and were, when filed, true, correct and complete in all material respects, (b) all Taxes due and owing (whether or not shown as due on any Tax Returns) have been timely paid in full, (c) there are no Liens on any of the assets of such Company that arose in connection with any failure (or alleged failure) to pay any Tax, (d) there is no claim, action, or proceeding pending by any applicable Tax Authority in connection with any Tax, (e) no Tax Returns are now under audit or examination by any Tax Authority, (f) there are no agreements or waivers providing for an extension of time with respect to the filing of any Tax Returns or the assessment or collection of any such Tax, (g) no written claim has been made by any Tax Authority in a jurisdiction where such Company does not file a Tax Return that it is or may be subject to taxation in that jurisdiction, (h) such Company is not a party to any Tax-Sharing Agreement, and is not otherwise liable for the Taxes of any other Person (including as a transferee or successor), (i) since its inception, such Company has been a disregarded as an entity separate from its owner for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), (j) no power of attorney that is currently in force has been granted with respect to any matter relating Taxes that could affect such Company, and (k) such Company has not, during any period for which the statute of limitations for any relevant Tax has not expired, participated in any listed transaction required to be disclosed under Treasury Regulation Section 1.6011-4.

     Section 4.10 Environmental Matters. To the Knowledge of Sellers, except as set forth on Schedule 4.10:
          (a) the operations of the Companies are in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under all applicable Environmental Laws;
          (b) none of the Companies is the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty; and
          (c) none of the Companies is subject to any action pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law.
     Except for Section 4.12, Buyer acknowledges that this Section 4.10 shall be deemed to be the only representation and warranty in the Agreement with respect to the environmental matters.
     Section 4.11 Legal Compliance. Except with respect to (a) matters set forth in Schedule 4.8, (b) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 4.9), (c) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.10), and (d) compliance with Permits (as to which representations and warranties are made pursuant to Section 4.12), the Companies are in compliance in all material respects with all applicable Laws and, to the Knowledge of Sellers, the Companies have not received written notice of any violation of any Law, relating to the operation of the business or to any of their assets or operations which could reasonably be expected to materially and adversely impact the Companies.
     Section 4.12 Permits. Except as set forth in Schedule 4.12, each of the Companies possesses or has the ability to operate under all material Permits necessary for it to own its assets and operate the Downstream Business as currently conducted. All such Permits are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Sellers, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. To the Knowledge of Sellers, such Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution, delivery and consummation of the transactions contemplated hereby.
     Section 4.13 Insurance. Schedule 4.13 contains a summary description of all material policies of property, fire and casualty, product liability, workers’ compensation and other insurance held by or for the benefit of any of the Companies as of the date of this Agreement. Except as reflected on Schedule 4.13, there is no material claim by any Company pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under such policies have been paid, and the Companies have complied with the terms and conditions of such policies. All such insurance policies are in full force and effect. No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by Sellers other than in the ordinary course of business.
     Section 4.14 Labor Relations. None of the Companies (a) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Sellers’ Affiliates who provide services to a Company, and, to the Knowledge of Sellers, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by Sellers’ Affiliates who provide services to a Company which seeks recognition of a collective bargaining unit, or (b) is subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Sellers, threatened in writing between a Company and any group of the foregoing employees. Except as set forth on Schedule 4.14, none of the Companies (i) has any employees and all employment services to the Company immediately following the Closing will be rendered pursuant to the Omnibus Agreement, as amended in the form of Exhibit A or (ii) maintains, contributes or is subject to any employee benefit or welfare plan of any nature, including but not limited to, plans subject to ERISA.
     Section 4.15 Title to Properties and Related Matters.
          (a) Sellers have delivered or made available to Buyer copies of the deeds and other instruments by which Targa Downstream LP or any other Company has acquired (or will acquire prior to Closing), fee simple title to real property included in the Company Assets, and all material real property records, all title insurance policies, opinions, abstracts and surveys in the possession of such Company and relating to such real property interests.
          (b) Schedule 4.15(b)(i) sets forth a list of all material real property owned in fee by any Company or Company Subsidiary, but does not include compressor sites, rights of way and other similar real property interests which are not considered by the Sellers to be independently material. Except as set forth on Schedule 4.15(b)(ii), there are no outstanding options or rights of first refusal to purchase any of the fee owned real property reflected on Schedule 4.15(b)(i).
          (c) The Companies have (i) good and defensible fee simple title to or valid leasehold interests in all of its real property and (ii) good and valid title to all of its personal property used in the ordinary conduct of the Downstream Business, except (x) for such defects in title as could not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies to conduct the Downstream Business (including situations where beneficial title has been transferred to a Company but record title may be transferred following the Closing as contemplated in Section 11.12 below) and (y) for easements, rights of way and similar property use rights which are addressed in subsection (e) below. The real property and personal property owned by the Companies and used in the Downstream Business are subject to no Liens other than Permitted Liens. Schedule 4.15(c) includes a list of all real estate leases which involve the payment by the Companies of in excess of $250,000 in any calendar year or which if lost would have a material and adverse impact on the Companies’ ability to conduct the Downstream Business (“Material Real Estate Leases”). The Material Real Estate Leases are (i) in full force and effect (ii) represent the legal, valid and binding obligations of the Company that is a party thereto and, to the Knowledge of Sellers, represent the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. None of the Companies and, to the Knowledge of Sellers, no other party is in breach in any material respect of any Material Real Estate Lease.
          (d) All of the plants, facilities and other tangible assets owned, leased or used by the Companies in the conduct of the Downstream Business are to the Knowledge of Sellers (i) structurally sound with no known defects (ii) in good operating condition and repair, subject to ordinary wear and tear, and (iii) not in need of maintenance or repair except for ordinary, routine maintenance and repair, except for such circumstances that could not reasonably be expected to have a material and adverse impact on the Companies and the Downstream Business.
          (e) The Companies have such easements, rights of way and other similar property use rights which are sufficient, in the aggregate, for the Companies to conduct the Downstream Business as currently conducted except for such defects that could not reasonably be expected to materially and adversely impact the conduct of the Downstream Business by the Companies. Buyer acknowledges that this Section 4.15(e) shall be deemed to be the only representation and warranty in the Agreement with respect to easements, rights of way and other similar property use rights held or used by the Companies.
          (f) After the Closing and except with respect to the Excluded Assets, the Companies will have record ownership or have beneficial ownership of the Company Assets, and the Company Assets constitute all of the assets used in connection with the Downstream Business and are adequate to conduct, in all material respects, the Downstream Business as currently conducted.
     Section 4.16 Investment Representations. Sellers are acquiring the Purchased Units for their own account with the present intention of holding the Purchased Units for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Units in violation of any federal or state securities Laws. Sellers have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Purchased Units. Sellers acknowledge that the Purchased Units have not been registered under applicable federal and state securities Laws and that the Purchased Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.
ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO BUYER
     Buyer hereby represents and warrants to Sellers as follows:
     Section 5.1 Organization of Buyer. Buyer is a limited partnership organized, validly existing and in good standing under the Laws of the State of Delaware.
     Section 5.2 Authorization; Enforceability. Buyer has all requisite partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by

Buyer, and no other partnership proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 5.3 No Conflict. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all required filings, consents, approvals authorizations and notices set forth in Schedule 5.3 (collectively, the “Buyer Approvals”) have been made, given or obtained) does not and shall not:
          (a) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;
          (b) violate any Organizational Document of Buyer; or
          (c) (i) breach any material Contract, to which Buyer is a party or by which Buyer may be bound, (ii) result in the termination of any such material Contract, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.
     Section 5.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby, and there are no orders or unsatisfied judgments from any Governmental Authority binding upon Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.
     Section 5.5 Brokers’ Fees. Except as reflected on Schedule 5.5 hereto, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Buyer.
     Section 5.6 Investment Representation. Buyer is purchasing the Purchased Interests for its own account with the present intention of holding the Purchased Interests for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Interests in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interests. Buyer acknowledges that the Purchased Interests have not been registered under applicable federal and state securities Laws and that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.

     Section 5.7 Purchased Units. The Purchased Units have been duly authorized and upon issuance, at Closing, will be validly issued and fully paid. Such Purchased Units will be issued free of preemptive rights. Upon consummation of the transactions contemplated hereby, Sellers (or one of its designated Subsidiaries) will acquire good and valid title to all of the Purchased Units, free and clear of any Liens other than transfer restrictions imposed therein by applicable securities laws and the terms of the partnership agreement of Buyer.
ARTICLE VI
COVENANTS
     Section 6.1 Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 6.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Sellers shall cause each of the Companies to (x) operate its business in the ordinary course and (y) use Reasonable Efforts to preserve intact its business and its relationship with customers, suppliers and others having business relationships with a Company and (b) Sellers shall not permit any of the Companies to:
               (i) amend its Organizational Documents;
               (ii) liquidate, dissolve, recapitalize or otherwise wind up its business;
               (iii) change its accounting methods, policies or practices, except as required by GAAP or applicable Laws;
               (iv) sell, assign, transfer, lease or otherwise dispose of any assets except in the ordinary course of business or pursuant to the terms of a Material Contract;
               (v) make any capital expenditure in excess of $1,000,000 other than capital expenditures reflected on Schedule 6.1(v) and other than reasonable capital expenditures in connection with any emergency or force majeure events affecting a Company;
               (vi) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than in a Company or extensions of credit to customers in the ordinary course of business);
               (vii) incur any Indebtedness for Borrowed Money or issue or sell any equity interests, notes, bonds or other securities of a Company (except for intercompany loans from or to Sellers or their Affiliates in the ordinary course of business), or any option, warrant or right to acquire same;
               (viii) adopt any profit sharing, compensation, savings, insurance, pension, retirement or other benefit plan or otherwise hire any employees;
               (ix) enter into any Contract, except for Contracts entered into by a Company in the ordinary course of business;
               (x) create or assume any Lien, other than a Permitted Lien;

               (xi) terminate or close any facility, business or operation of any Company except in the ordinary course of business; or
               (xii) agree, whether in writing or otherwise, to do any of the foregoing.
     Section 6.2 Access. From the date hereof through the Closing, Sellers shall afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Downstream Business, to the properties, books, contracts, records and appropriate officers and employees of Sellers’ Affiliates who provide services to the Companies, and shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of each Company as Buyer and such Representatives may reasonably request. Sellers shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Notwithstanding the foregoing, Buyer shall have no right of access to, and Sellers shall have no obligation to provide to Buyer, information relating to (a) any information the disclosure of which would jeopardize any privilege available to a Company, Sellers or any Sellers Affiliate relating to such information; or (b) any information the disclosure of which would result in a violation of Law.
     Section 6.3 Third-Party Approvals. Buyer and Sellers shall (and shall each cause their respective Affiliates to) use Reasonable Efforts to obtain all material consents and approvals of third parties that any of Buyer, Sellers or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby.
     Section 6.4 Regulatory Filings. From the date of this Agreement until the Closing, each of Buyer and Sellers shall, and shall cause their respective Affiliates to (i) make or cause to be made the filings required of such party or any of its Affiliates under any Laws with respect to the transactions contemplated hereby and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof, (ii) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings, (iii) use Reasonable Efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated hereby as promptly as is reasonably practicable, (iv) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (v) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (vi) comply, as promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (vii) use Reasonable Efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, and (viii) use Reasonable Efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the transactions contemplated hereby as in violation of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting.
     Section 6.5 Company Guarantees.
          (a) A list of Company Guarantees is set forth in Schedule 6.5 hereto, and Sellers shall update such schedule as of the Closing Date. Buyer shall use its Reasonable Efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Sellers, on or before the Closing, valid and binding termination of Company Guarantees or releases of Sellers and their Affiliates (other than the Companies), as applicable, from any liability or obligation, whether arising before, on or after the Closing Date, under any Company Guarantees in effect as of the Closing, including by providing substitute guarantees with terms that are as favorable to the counterparty as the terms of the applicable Company Guarantees and by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. If any Company Guarantee has not been released as of the Closing Date, then Buyer shall continue to use its Reasonable Efforts after the Closing to cause each such unreleased Company Guarantee to be released promptly. Buyer shall indemnify and hold harmless Sellers and their Affiliates from and after the Closing for any Losses arising out of or relating to any Company Guarantees.
          (b) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time after 90 days following the Closing Date, Sellers and their Affiliates may, in their sole discretion, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Guarantees.
     Section 6.6 Indebtedness for Borrowed Money. Other than the payment by Buyer of indebtedness of the Purchased Companies as provided in Section 2.2(b), at the Closing, (i) Sellers shall cause the Companies to distribute to Sellers any remaining Indebtedness for Borrowed Money due to the Companies from Sellers or their Affiliates (other than the Companies) and (ii) Sellers shall cancel and contribute to the capital of the applicable Company (or, as applicable, cause its Affiliates to cancel) any Indebtedness for Borrowed Money due from the Companies to Sellers or their Affiliates (other than the Companies), in each case including interest and other amounts accrued thereon or due in respect thereof.
     Section 6.7 Update Information. At any time prior to the Closing, Sellers may supplement in writing any information furnished on the Disclosure Schedules to reflect post-signing developments and matters (which if not included on a Disclosure Schedule would constitute a breach of this Agreement by Sellers) by furnishing such supplemented information to Buyer pursuant to the notice provisions hereof. If (i) Sellers so furnish supplemental information, (ii) the absence of such information would have resulted in a breach of any representation or warranty under this Agreement and (iii) the Closing occurs, then such information shall be deemed to amend this Agreement and the Disclosure Schedules for all purposes hereunder, provided if such supplemental disclosure would result in Losses to the Companies in excess of $5,000,000 in the aggregate then Buyer may elect, by written notice to Sellers, to terminate this Agreement.

     Section 6.8 Books and Records. From and after the Closing, Buyer shall preserve and keep a copy of all books and records (other than Tax Records which are addressed in Article VII) relating to the business or operations of the Companies on or before the Closing Date in Buyer’s possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such books and records, Buyer shall give Sellers at least ninety (90) days prior notice to such effect, and Sellers shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as Sellers may select. Buyer shall provide to Sellers, at no cost or expense to Sellers, reasonable access during business hours to such books and records as remain in Buyer’s possession and reasonable access during business hours to the properties and employees of Buyer and the Companies in connection with matters relating to the business or operations of the Companies on or before the Closing Date and any disputes relating to this Agreement.
     Section 6.9 Permits. Sellers and Buyer shall cooperate to provide all notices and otherwise take all actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the transactions contemplated hereby.
     Section 6.10 Hedges. Buyer and Sellers agree to cooperate to ensure that the Purchased Interests and the related Downstream Business are transferred to the Buyer free of any financial hedge transactions. Buyer acknowledges, however, that the Downstream Business does include various contracts which constitute physical hedges such as forward sale arrangements.
     Section 6.11 Title Commitments and Title Policies.
          (a) Within ten (10) Business Days after the date of this Agreement, Sellers shall deliver or cause to be delivered to Buyer current, binding title commitments for owners’ title policies issued by Title Company covering each of the real properties described on Schedule 6.11(a), which Title Commitments shall reflect Targa Downstream LP as the proposed insured.
          (b) In addition, Sellers have heretofore applied for or will promptly apply for title commitments for all other real property interests reflected on Schedule 4.15(b)(i) and will deliver such title commitments to Buyer as and when received from the Title Company. Sellers will use Reasonable Efforts to obtain and cause all such title commitments to be delivered to Buyer at or prior to the Closing. In the event that the Title Company is unable to or otherwise fails to deliver any of such title commitments at the Closing, then Sellers will continue to use Reasonable Efforts to cause such title commitments to be delivered to Buyer as soon as possible following the Closing and in any event within ninety (90) days following the Closing.
          (c) The title commitments delivered at Closing (the “Title Commitments”) shall not indicate any defects in title other than Permitted Liens and defects that would, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies to conduct the Downstream Business. At Closing, or as promptly as is reasonably practicable, Sellers shall request that the Title Company issue to Buyer one or more owner’s title insurance policies in accordance with the Title Commitments, together with any customary endorsements thereto requested by Buyer, and subject only to Permitted Liens and defects in title that would not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies to conduct the Downstream Business (the “Title Policies”).
          (d) All title insurance premiums, charges and costs for the title commitments and title policies with respect to the real property interests reflected on Schedule 4.15(b)(i) will be paid 50% by Sellers and 50% by Buyer.
     Section 6.12 Participation of Sellers in Subsequent Disposition. Buyer agrees that in the event that Buyer, at any time prior to the first anniversary of the Closing, enters into a letter of intent, memorandum of understanding or agreement respecting a transfer, conveyance, sale or other, direct or indirect, disposition to a third Person of (i) the Companies, (ii) the business conducted by the Companies, (iii) all or substantially all of the Company Assets, (iv) all or substantially all of the Downstream Business or (v) all or substantially all of the Houston Area Assets (each, a “Disposition”), then Buyer will be obligated to make an additional cash payment (a “Disposition Payment”) to Sellers equal to .5 times the difference between the consideration received by Buyer or its Affiliates pursuant to such Disposition (net of Taxes payable as a result of receipt of such consideration) and the adjusted Purchase Price under this Agreement. The Disposition Payment shall be made within ten days following closing of any Disposition via wire transfer of immediately available funds by Buyer to an account designated (in writing) by Sellers. For purposes of determining the portion of the adjusted Purchase Price which shall be allocable to a Disposition, an allocation shall be based on the portion of the 2009 EBITDA attributable to the assets or business sold relative to the 2009 EBITDA for the Company Assets, collectively. Sellers acknowledge that, notwithstanding anything in this Section 6.12 to the contrary, the approval of the Conflicts Committee shall be required for any such Disposition.
     Section 6.13 Business Interruption Insurance. Sellers shall be entitled to receive and retain any and all amounts paid to insureds in respect of any business interruption, and/or contingent business interruption claim(s) relating to the Companies in the event the entire period of business interruption occurred on or prior to the Effective Time. In the event the period of business interruption includes periods prior to and after the Effective Time: (i) Sellers shall assume any associated waiting period days and be entitled to receive and retain the business interruption proceeds (the “BI Proceeds”) attributable to the period prior to the Effective Time and (ii) Buyer shall assume any associated waiting period days and be entitled to receive and retain the BI Proceeds attributable to the period after the Effective Time.
ARTICLE VII
TAX MATTERS
     Section 7.1 Tax Returns.
          (a) Through the Closing, Sellers shall cause each of the Companies to continue their current tax treatment as (a) partnerships or (b) entities that are disregarded as separate from their owner for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), and the operations of each of the Companies through the Effective Time shall be reflected on the federal income Tax Return of its owners. The income of the Companies will be apportioned to the period up to and including the Effective Time, and the period after the Effective Time by closing the books of the Companies as of the Effective Time except as otherwise provided below in Section 7.1(c).
          (b) With respect to any Tax Return of a Company covering a taxable period ending on or before the Effective Time that is required to be filed after the Effective Time, Sellers shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Not later than fifteen (15) days prior to the due date of each such Tax Return, Sellers shall deliver a copy of such Tax Return to Buyer together with a statement of the difference, if any, of the amount of Tax shown due on such Tax Return over the amount set up as a liability for such Tax (for the period through the Effective Time) in the Final Net Working Capital. Sellers shall make all reasonable changes to such Tax Return requested by Buyer not later than ten (10) days prior to the due date of such Tax Return. If the Tax shown on the Tax Return exceeds the amount set up as a liability for the Tax (for the period through the Effective Time) in the Final Net Working Capital, not later than the due date of such Tax Return, Sellers shall pay to Buyer the amount of such excess. If the amount set up as a liability for the Tax (for the period through the Effective Time) in the Final Net Working Capital exceeds the Tax shown on the Tax Return, not later than the due date of such Tax Return, Buyer shall pay to Sellers the amount of such excess. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.
          (c) With respect to any Tax Return of a Company covering a taxable period beginning on or before the Effective Time and ending after the Effective Time that is required to be filed after the Effective Time, Buyer shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Buyer shall determine (by an interim closing of the books as of the Effective Time except for ad valorem Taxes and franchise taxes based solely on capital which shall be prorated on a daily basis) the Tax which would have been due with respect to the period covered by such Tax Return if such taxable period ended on the Effective Time (the “Pre-Closing Tax”). For this purpose, any franchise Tax paid or payable with respect to a Company shall be allocated to the taxable period for which payment of the Tax provides the right to engage in business, regardless of the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured. Not later than fifteen (15) days prior to the due date of each such Tax Return, Buyer shall deliver a copy of such Tax Return to Sellers for their review. Buyer shall make all reasonable changes to such Tax Return requested by Sellers not later than ten (10) days prior to the due date of such Tax Return. Not later than the due date of the Tax Return, either (i) Sellers shall pay to Buyer the excess, if any, of the Pre-Closing Tax over the amount set up as a liability for the Pre-Closing Tax in the Final Net Working Capital, or (ii) Buyer shall pay to Sellers the excess, if any, of the amount set up as a liability for the Pre-Closing Tax in the Final Net Working Capital over the Pre-Closing Tax. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.
          (d) Any Tax Return prepared pursuant to the provisions of this Section 7.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact. Any dispute arising pursuant to the provisions of Section 7.1(b) or Section 7.1(c) shall be resolved pursuant to procedures comparable to the procedures applicable under Section 2.4(d).

          (e) Buyer and Sellers shall cooperate fully, and Buyer shall cause each of the Companies to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.1 (and Section 7.6), requests for the provision of any information or documentation within the knowledge or possession of the other Party as reasonably necessary to facilitate compliance with financial reporting obligations arising under FASB Statement No. 109 (including without limitation, compliance with Financial Accounting Standards Board Interpretation No. 48), and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes. Such cooperation shall include access to, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Sellers will, and Buyer will and will cause the Companies to, (i) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Effective Time until the later of six (6) years after the Effective Time or the expiration of the applicable statute of limitations of the respective taxable periods (including any extensions thereof), and to abide by all record retention agreements entered into with any Tax Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Sellers, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Sellers each agree, upon request, to use Reasonable Efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.
     Section 7.2 Transfer Taxes. Buyer shall be responsible for and indemnify Sellers for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated hereby.
     Section 7.3 Tax Indemnity.
          (a) Sellers shall be jointly and severally liable for, shall pay and shall protect, defend, indemnify and hold harmless Buyer and the Companies from (i) any breach of the representations and warranties contained in Section 4.9 and (ii) any and all Taxes in excess of any liability for Taxes (for the period through the Effective Time) reflected in the Final Net Working Capital which relate to or result from the income, business, property or operations of the Companies prior to the Effective Time. The representations and warranties contained in Section 4.9 shall survive the Closing until six months after expiration of the applicable statute of limitations. Buyer shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Sellers from any and all Taxes, together with costs and expenses with respect thereto, which relate to or result from the income, business, property or operations of the Companies after the Effective Time.
          (b) If any claim (an “Indemnified Tax Claim”) is made by any Tax Authority that, if successful, would result in indemnification of any Party (the “Tax Indemnified Party”) by another Party (the “Tax Indemnifying Party”) under this Section 7.3, the Tax Indemnified Party shall promptly, but in no event later than the earlier of (i) forty-five (45) days after receipt of notice from the Tax Authority of such claim or (ii) fifteen (15) days prior to the date required for the filing of any protest of such claim, notify the Tax Indemnifying Party in writing of such fact, including a description in reasonable detail of the nature of the Indemnified Tax Claim, and a copy of all papers received with respect to such claim (if any).
          (c) The Tax Indemnifying Party shall control all decisions with respect to any Tax Proceeding involving an Indemnified Tax Claim and the Tax Indemnified Party shall take such action (including settlement with respect to such Tax Proceeding or the prosecution of such Tax Proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction) in connection with a Tax Proceeding involving an Indemnified Tax Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney; provided that (i) if within thirty (30) days after the notice required by Section 7.3(b) has been delivered (or such earlier date that any payment of Taxes with respect to such claim is due but in no event sooner than five days after the Tax Indemnifying Party’s receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, and (ii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of an Indemnified Tax Claim for at least thirty (30) days (or such shorter period as may be required by applicable law) after the giving of the notice required by Section 7.3(b) with respect to such claim, shall give to the Tax Indemnifying Party any information requested related to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim. Notwithstanding anything in this Section 7.3 to the contrary, (i) the Tax Indemnifying Party shall not, without the written consent of the Tax Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any compromise or settlement regarding an Indemnified Tax Claim that will effect taxable periods ending after the Effective Time or that involves issues that recur for taxable periods ending after the Effective Time, (ii) the Tax Indemnified Party may participate in, but not control (subject to clause “(iii)” below), any defense or settlement of any Indemnified Tax Claim controlled by the Indemnifying Party pursuant to this Section 7.3, and the Tax Indemnified Party shall bear its own costs and expenses with respect to such participation, and (iii) if the Tax Indemnifying Party fails to take action to timely defend an Indemnified Tax Claim, then the Tax Indemnified Party shall have the exclusive right to defend, and be reimbursed by the Tax Indemnifying Party for its reasonable cost and expense, in regard to the Indemnified Tax Claim with counsel selected by the Tax Indemnified Party, in which case the Tax Indemnified Party shall have full control of such defense and proceedings; provided, however, that the Tax Indemnified Party may not enter into any compromise or settlement of such Indemnified Tax Claim if indemnification is to be sought hereunder, without the Tax Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).
     Section 7.4 Scope. Notwithstanding anything to the contrary herein, this Article VII shall be the exclusive remedy for any claims relating to Taxes (including any claims relating to representations respecting Tax matters including Section 4.9). The rights under this Article VII shall survive the Closing until thirty (30) days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.
     Section 7.5 Wage Reporting. Buyer and Sellers shall utilize, and/or cause their Affiliates to utilize, the alternate procedure set forth in IRS Revenue Procedure 2004-53 with respect to wage reporting for employees associated with the Downstream Business.
     Section 7.6 Tax Refunds. In the event that Buyer receives any refund of Taxes from a taxing jurisdiction or a reimbursement of Taxes from a third-party with respect to any Pre-Closing Taxable Period, such amounts shall belong to Sellers and shall be forwarded by Buyer to Sellers within ten days of receipt.
     Section 7.7 Contribution Structure. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that their intent is that the transfer of the Purchased Interests pursuant to the terms and conditions of this Agreement shall constitute a contribution transaction as described in Section 721 of the Code, subject to the provisions of Section 707 of the Code, and any cash proceeds received by Sellers pursuant the Agreement (including Section 2.4, Section 6.12, Article VII, and Article IX) shall be, to the extent possible, treated as reimbursement for capital expenditures pursuant to Treasury Regulation Section 1.701-4(d).
ARTICLE VIII
CONDITIONS TO OBLIGATIONS
     Section 8.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:
          (a) Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Sellers contained in this Agreement (other than those contained in Section 3.2 and Section 3.6, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material”, “material adverse effect” or “Material Adverse Effect”;
          (c) Sellers shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing;
          (d) Sellers shall have delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions specified in Sections 8.1(b) and 8.1(c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted,

entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a Governmental Authority shall have been instituted or threatened challenging or seeking to restrain or prohibit the transactions contemplated hereby or to recover damages in connection therewith;
          (f) Sellers and Buyer shall have entered into an amendment to the Omnibus Agreement in the form of Exhibit A;
          (g) Buyer shall have received a true and complete copy, certified by the secretary of Targa GP Inc. and Targa LP Inc., of resolutions duly and validly adopted by the board of directors of Targa GP Inc. and Targa LP Inc., evidencing their authorization of the execution and delivery of this Agreement and the consummation of transactions contemplated hereby;
          (h) the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or have been terminated;
          (i) Sellers shall have delivered to Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b);
          (j) Buyer shall have obtained such third party financing as may be required for Buyer to consummate the transactions contemplated by this Agreement, which shall have been approved by the board of directors of the General Partner;
          (k) Affiliates of Sellers and the Companies shall have entered into NGL sale/purchase agreements pursuant to which such Affiliates of Sellers have agreed to sell and the Companies have agreed to purchase NGLs generated by and/or owned by such Affiliates of Sellers on terms reasonably acceptable to Buyer and Sellers; and
          (l) Buyer shall not have provided notice to Sellers that Buyer is contemplating a material acquisition transaction or business combination and the Board of Directors of Targa Resources GP LLC, the general partner of Buyer, has determined that, in light of such pending material transaction, Buyer cannot proceed with consummation of the transactions contemplated hereby.
     Section 8.2 Conditions to the Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Sellers:
          (a) Sellers Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Buyer contained in this Agreement (other than those contained in Section 5.2, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material” or “material adverse effect;”
          (c) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing;
          (d) Buyer shall have delivered to Sellers a certificate, dated as of the Closing Date, certifying that the conditions specified in Section 8.2(b) and (c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated hereby or to recover damages in connection therewith;
          (f) Buyer shall have delivered to Sellers all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(c);
          (g) Sellers shall have received a true and complete copy, certified by the secretary of the General Partner, of resolutions duly and validly adopted by the board of directors of the General Partner, evidencing authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;
          (h) Sellers and Buyer shall have entered into an amendment to the Omnibus Agreement in the form of Exhibit A;
          (i) Affiliates of Sellers shall have entered into NGL sale/purchase agreements with the Companies pursuant to which such Affiliates of Sellers have agreed to sell and the applicable Company has agreed to purchase NGLs generated by and/or owned by such Affiliates of Sellers on terms reasonably acceptable to Buyer and Sellers; and
          (j) The waiting period applicable to the consummation of the transaction contemplated hereby under the HSR Act shall have expired or have been terminated.
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Survival.
          (a) The representations and warranties of the Parties contained in this Agreement and all covenants contained in this Agreement that are to be performed prior to the Closing will survive the closing for 12 months following the Closing; provided, however, that (i) the Fundamental Representations and Warranties shall survive for the applicable statute of limitations, (ii) the representations and warranties set forth in Section 4.9 (Taxes) shall survive as set forth in Article VII and (iii) the representation and warranty in Section 4.10 (Environmental Matters) shall not survive the Closing. Except as expressly set forth in Section 9.1(b) below, no Party shall have any liability for indemnification claims made under this Article IX with respect to any such representation, warranty or pre-closing covenant unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or pre-closing covenant. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or pre-closing covenant or claim, then the applicable representation, warranty or pre-closing covenant shall survive as to such claim, until such claim has been finally resolved.
          (b) Sellers shall have no liability for indemnification claims under Section 9.2(a)(ii) unless the appropriate written notice as referenced in the definition of “Pre-Closing Environmental Matter” is provided by Buyer to Sellers on or prior to the second anniversary of Closing. If such notice has been given in accordance with this Agreement prior to the second anniversary of the Closing, then Sellers will have an indemnification obligation with respect to the Pre-Closing Environmental Matters specifically described in such notice and such indemnification obligation shall survive and continue after the second anniversary of the Closing.
          (c) All covenants and agreements of the parties contained in this Agreement to be performed after the Closing, will survive the Closing in accordance with their terms.
          (d) The representations and warranties of Sellers will not be affected or reduced as a result of any investigation or Knowledge of Buyer.
          (e) For purposes of clarity, the limitations set forth in Section 9.4(a),(b) and (c) do not apply to indemnification claims for Pre-Closing Environmental Liabilities made under Section 9.2(a)(ii) or for the Defense Actions made under Section 9.2(a)(iii).
     Section 9.2 Indemnification.
          (a) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Sellers shall jointly and severally indemnify and hold harmless Buyer, Buyer’s Affiliates and their respective Representatives (the “Buyer Indemnified Parties”) from and against (i) all Losses that Buyer Indemnified Parties incur arising from any breach of any representation, warranty or covenant of Sellers in this Agreement; (ii) Pre-Closing Environmental Liabilities; and (iii) any of the Defense Actions.
          (b) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Buyer shall indemnify and hold harmless Sellers and their Affiliates and their respective Representatives (the “Sellers Indemnified Parties”) from and against all Losses that Sellers Indemnified Parties incur arising from or out of (i) the business and operations of the Companies (whether relating to periods prior to or after the Effective Time) to the extent such Losses are not matters for which Sellers have an indemnification obligation under the provisions of Section 9.2(a) or (ii) any breach of any representation, warranty or covenant of Buyer in this Agreement.
          (c) Notwithstanding anything to the contrary herein, the Parties shall have a duty to use Reasonable Efforts to mitigate any Loss arising out of or relating to this Agreement or the transactions contemplated hereby.
          (d) Notwithstanding anything in this Article IX to the contrary, all Losses relating to Taxes which are the subject of Article VII shall only be subject to indemnification under Section 7.3.
     Section 9.3 Indemnification Procedures. Claims for indemnification under this Agreement (other than claims involving a Tax Proceeding or a breach of Section 4.9, the procedures for which are set forth in Article VII) shall be asserted and resolved as follows:
          (a) Any Buyer Indemnified Party or Sellers Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third-Party Claim”) in respect of any matter that is subject to indemnification under Section 9.2 shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third-Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third-Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third-Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.
          (b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third-Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third-Party Claim, then the Indemnifying Party shall have the right to defend such Third-Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, however, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third-Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.
          (c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third-Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third-Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third-Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.
          (d) Subject to the other provisions of this Article IX, a claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the Party from whom indemnification is sought.
          (e) In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.
          (f) Notwithstanding anything to the contrary in this Section 9.3, the indemnification procedures set forth in Article VII shall control any indemnities relating to Taxes.
     Section 9.4 Additional Agreements Regarding Indemnification. Notwithstanding anything to the contrary herein (and excluding matters covered by Article VII):
          (a) a breach of any representation, warranty or pre-closing covenant (other than with respect to a breach of the Fundamental Representations and Warranties) of Sellers in this Agreement in connection with any single item or group of related items that results in Losses of less than $250,000 shall be deemed, for all purposes of this Article IX not to be a breach of such representation, warranty or pre-closing covenant;
          (b) Sellers shall have no liability arising out of or relating to Section 9.2(a)(i) for breaches of representations or warranties (other than with respect to a breach of the Fundamental Representations and Warranties) except if the aggregate Losses actually incurred by Buyer Indemnified Parties thereunder exceed $7,950,000 (and then, subject to Section 9.4(c), only to the extent such aggregate Losses exceed such amount);
          (c) in no event shall Sellers’ aggregate liability arising out of or relating to Section 9.2(a)(i) for breaches of representations, warranties or pre-closing covenants (other than with respect to a breach of the Fundamental Representations and Warranties) exceed $58,300,000;
          (d) The amount of any Loss for which a Buyer Indemnified Party claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually recovered with respect to such Loss; (ii) any Tax Benefits with respect to such Loss and (iii) indemnification or reimbursement payments actually recovered from third parties with respect to such Loss;
          (e) For purposes of determining whether there has been a breach or inaccuracy of a representation or warranty by a party in connection with the assertion of a claim for indemnification under Article IX, or determining the amount of a Loss, with respect to any asserted breach or inaccuracy, such determination shall be made without regard to any qualifier as to “material,” “materiality” or Material Adverse Effect expressly contained in Article III or IV.
     Section 9.5 Waiver of Other Representations.
          (a) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLERS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED INTERESTS, THE COMPANIES, THEIR ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLERS MAKE NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANIES.
          (b) The representations and warranties contained in Section 4.10 shall be the exclusive representations and warranties with regard to Environmental Laws and related matters.
     Section 9.6 Purchase Price Adjustment. The Parties agree to treat all payments made pursuant to this Article IX as adjustments to the Purchase Price for Tax purposes.
     Section 9.7 Exclusive Remedy.
          (a) Notwithstanding anything to the contrary herein (i) except as provided in Sections 2.1, 2.2, and 2.3 (as to all of which Buyer shall be entitled to specific performance and Sellers shall be entitled to damages without regard to the limitations provided in Section 9.7(b) below), (ii) except as provided in Sections 6.5, 7.2, 7.3, 9.2 or 10.2, and (iii) other than with respect to any claim for fraud, no Party shall have any liability, and no Party shall make any claim, for any Loss or other matter (and Buyer and Sellers hereby waive any right of contribution against the other and their respective Affiliates), under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise.
          (b) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT THIS SECTION 9.7(b) SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER ARTICLE VII OR ARTICLE IX FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER ARTICLE IX.
ARTICLE X
TERMINATION
     Section 10.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
          (a) by the mutual consent of Buyer and Sellers as evidenced in writing signed by each of Buyer and Sellers;
          (b) by Buyer, if there has been a material breach by Sellers of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Sellers within thirty (30) days after written notice thereof from Buyer;
          (c) by Sellers, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Sellers at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after written notice thereof from Sellers;
          (d) by either Buyer or Sellers if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; or
          (e) by either Buyer or Sellers, if the Closing has not occurred on or before December 31, 2009 or such later date as the Parties may agree upon.
     Section 10.2 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that if this Agreement is validly terminated by a Party as a result of an intentional, material breach of this

Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity. The provisions of Sections 11.2 and 11.4 hereof shall survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
     Section 11.1 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested or (iii) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:
(a)	If to Buyer, to:

Targa Resources Partners LP c/o Targa Resources GP LLC 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: Joe Bob Perkins, President Telecopy: 713-584-1110

with copies to:

Targa Resources Partners LP c/o Targa Resources GP LLC 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: General Counsel Telecopy: 713-584-1110

(b)	If to Sellers, to:

Targa GP Inc. 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: Rene R. Joyce, Chief Executive Officer Telecopy: 713-584-1110

and

Targa LP Inc. 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: Rene R. Joyce, Chief Executive Officer Telecopy: 713-584-1110

with copies to:

Targa Resources, Inc. 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: General Counsel Telecopy: 713-584-1110
or to such other address or addresses as the Parties may from time to time designate in writing.
     Section 11.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party, provided, however, nothing herein shall restrict Buyer from transferring its rights and obligations hereunder to one or more Affiliates of Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Buyer acknowledges that Sellers, between the date hereof and Closing, may transfer the Purchased Interests to various Affiliates of Sellers and agrees that the obligations of and rights in favor of Sellers hereunder may be assigned to such Affiliates of Sellers whereupon such Affiliates will become a “Seller” under this Agreement provided Targa GP Inc. and Targa LP Inc. shall continue to be responsible for such Seller’s obligations under this Agreement notwithstanding such transfer.
     Section 11.3 Rights of Third-Parties. Except for the provisions of Section 9.2 which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.
     Section 11.4 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
     Section 11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.
     Section 11.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement) constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.
     Section 11.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the

Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Sellers, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies or required to be disclosed on the Disclosure Schedules.
     Section 11.8 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.
     Section 11.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall be subject to the prior consent of Buyer and Sellers, which consent shall not be unreasonably withheld, conditioned or delayed by any Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as such Party may consider necessary in order to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party as is reasonable under the circumstances.
     Section 11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.
     Section 11.11 Governing Law; Jurisdiction.
          (a) This Agreement shall be governed and construed in accordance with the Laws of the State of Texas without regard to the Laws that might be applicable under conflicts of laws principles.
          (b) The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the

United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Houston, Texas with respect to any matter under this Agreement shall be binding.
          (c) To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).
          (d) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.
     Section 11.12 Further Assurances.
          (a) Buyer acknowledges in some instances only beneficial ownership to the Company Assets will have been transferred to the Companies at Closing and record title may be transferred to Buyer or the Companies following the Closing. Sellers are in the process of causing such record title to be transferred into the Companies and Sellers agree from and after the Closing to cause their Affiliates to execute and deliver to Buyer all such further instruments as may be reasonably necessary or appropriate in order to cause record title to the Company Assets to be assigned, transferred and conveyed to the Companies and otherwise to carry out the provisions of this Agreement. In the event that Seller is unable to transfer record title to a Company Asset to the Companies or Buyer, then Seller agrees to hold and maintain such record title for the benefit of Buyer and the Companies, as the case may be.
          (b) Buyer agrees that if and to the extent Buyer or any of the Companies receive payments following the Closing which relate to the Excluded Assets or otherwise belonging to Sellers or its Affiliates (other than the Companies), Buyer will cause the Companies to remit such payments promptly to Sellers.
     Section 11.13 Action by Buyer. With respect to any action, notice, consent, approval or waiver that is required to be taken or given or that may be taken or given by Buyer prior to or after the Closing Date, such action, notice, consent, approval or waiver shall be taken or given by the Conflicts Committee on behalf of Buyer.
[Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLERS:

TARGA GP INC.

By:	/s/ Rene R. Joyce

Name: Rene R. Joyce
Title: Chief Executive Officer

TARGA LP INC.

By:	/s/ Rene R. Joyce

Name: Rene R. Joyce
Title: Chief Executive Officer

BUYER:

TARGA RESOURCES PARTNERS LP

By: Targa Resources GP LLC, its general partner

By:	/s/ Joe Bob Perkins

Name: Joe Bob Perkins
Title: President
Signature Page to Purchase and Sale Agreement

EXHIBIT A

SECOND AMENDED AND RESTATED
OMNIBUS AGREEMENT
among
TARGA RESOURCES, INC.
TARGA RESOURCES GP LLC
and
TARGA RESOURCES PARTNERS LP

SECOND AMENDED AND RESTATED
OMNIBUS AGREEMENT
     THIS SECOND AMENDED AND RESTATED OMNIBUS AGREEMENT (“Agreement”) is entered into on, and effective as of, [                    ] 2009, and is by and among Targa Resources, Inc., a Delaware corporation (“Targa”), Targa Resources LLC, a Delaware limited liability company, Targa Resources GP LLC, a Delaware limited liability company (the “General Partner”) and Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”). The above-named entities are sometimes referred to in this Agreement each as a “Party” and collectively as the “Parties.”
R E C I T A L S:
     1. The Parties entered into that certain Omnibus Agreement, dated and effective as of the Closing Date (as defined herein) (the “Original Agreement”), to (i) evidence their agreement with respect to the amount to be paid by the Partnership for certain general and administrative services to be performed by Targa and its Affiliates as well as direct expenses, including operating expenses, incurred by Targa and its Affiliates for and on behalf of the Partnership Group (as defined herein) and (ii) evidence their agreement with respect to certain indemnification obligations of the Parties.
     2. The Parties entered into that certain Amended and Restated Omnibus Agreement dated and effective as of October 24, 2007 (the “Current Agreement”) in order to amend and restate the Original Agreement.
     3. The Parties desire to amend and restate the Current Agreement to, among other things, reflect the purchase of the Downstream Business (as defined herein) by the Partnership from certain Affiliates of Targa.
     In consideration of the agreements contained herein, and for other good and valuable consideration, the Parties hereby amend and restate the Current Agreement as follows:
ARTICLE I
Definitions
     1.1 Definitions.
          As used in this Agreement, the following terms shall have the respective meanings set forth below:
     “Affiliate” is defined in the Partnership Agreement.
     “Change of Control” means, with respect to any Person (the “Applicable Person”), any of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Applicable Person’s assets to any other Person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the

Applicable Person; (ii) the dissolution or liquidation of the Applicable Person; (iii) the consolidation or merger of the Applicable Person with or into another Person pursuant to a transaction in which the outstanding Voting Securities of the Applicable Person are changed into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Securities of the Applicable Person are changed into or exchanged for Voting Securities of the surviving Person or its parent and (b) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving Person or its parent immediately after such transaction; and (iv) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than Warburg Pincus LLC or its Affiliates, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended) of more than 50% of all of the then outstanding Voting Securities of the Applicable Person, except in a merger or consolidation which would not constitute a Change of Control under clause (iii) above.
     “Closing Date” means the date of the closing of the Partnership’s initial public offering of Common Units.
     “Common Units” is defined in the Partnership Agreement.
     “Conflicts Committee” is defined in the Partnership Agreement.
     “Covered Environmental Losses” means all environmental losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, costs and expenses of any Environmental Activity, court costs and reasonable attorney’s and experts’ fees) of any and every kind or character, by reason of or arising out of:
     (i) any violation or correction of violation of Environmental Laws, including without limitation performance of any Environmental Activity; or
     (ii) any event, omission or condition associated with ownership or operation of the North Texas Assets relating to Environmental Activities (including, without limitation, the exposure to or presence of Hazardous Substances on, under, about or migrating to or from the North Texas Assets or the exposure to or release of Hazardous Substances arising out of operation of the North Texas Assets) including, without limitation, (A) the cost and expense of any Environmental Activities, (B) the cost or expense of the preparation and implementation of any closure, remedial or corrective action or other plans required or necessary under Environmental Laws and (C) the cost and expense for any environmental or toxic tort pre-trial, trial or appellate legal or litigation support work; provided, in the case of clauses (A) and (B), such cost and expense shall not include the costs associated with project management and soil and ground water monitoring.
     “CPI Index” is defined in Section 2.1(c) of this Agreement.

     “Distribution Coverage” means the ratio determined by dividing Distributable Cash Flow of the Partnership for the quarter by Total Distributions of the Partnership for the quarter. In such calculation, (i) “Distributable Cash Flow” is net income plus depreciation and amortization, other non cash items and deferred taxes, adjusted for non-cash losses/(gains) on mark-to-market derivative contracts and early extinguishment of debt, less maintenance capital expenditures; and (ii) “Total Distributions” equal all cash distributions paid to all equity holders including incentive distributions for the period for which the distributions are declared. By way of example, if Distributable Cash Flow for a quarter (i.e. Q1) equaled X and Total Distributions for the quarter equaled Y, Distribution Coverage for the quarter would be X/Y. The Total Distributions of Y would not be paid until the following quarter (i.e. Q2).
     “Downstream Business” means the business and operations currently conducted by Targa and its affiliates described in the Targa Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, as the NGL Logistics and Marketing Division, consisting of three segments: Logistics Assets, NGL Distribution and Marketing and Wholesale Marketing.
     “Environmental Activities” shall mean any investigation, study, assessment, evaluation, sampling, testing, monitoring, containment, removal, disposal, closure, corrective action, remediation (regardless of whether active or passive), natural attenuation, restoration, bioremediation, response, repair, corrective measure, cleanup or abatement that is required or necessary under any applicable Environmental Law, including, but not limited to, institutional or engineering controls or participation in a governmental voluntary cleanup program to conduct voluntary investigatory and remedial actions for the clean-up, removal or remediation of Hazardous Substances that exceed actionable levels established pursuant to Environmental Laws, or participation in a supplemental environmental project in partial or whole mitigation of a fine or penalty.
     “Environmental Laws” means all federal, state, and local laws, statutes, rules, regulations, orders, judgments, ordinances, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law relating to (a) pollution or protection of the environment or natural resources including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Oil Pollution Act of 1990, the Hazardous Materials Transportation Act, the Marine Mammal Protection Act, the Endangered Species Act, the National Environmental Policy Act and other environmental conservation and protection laws, each as amended through the Closing Date, (b) any release or threatened release of, or any exposure of any Person or property to, any Hazardous Substances and (c) the generation, manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Substances.
     “Environmental Permit” means any permit, approval, identification number, license, registration, consent, exemption, variance or other authorization required under or issued pursuant to any applicable Environmental Law.

     “Excess Amount” means the difference between the Support Amount and the Subsequent Payment Amount.
     “G&A Expenses Limit” is defined in Section 2.1(c) of this Agreement.
     “General Partner” is defined in the introduction to this Agreement.
     “Hazardous Substance” means (a) any substance that is designated, defined or classified as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law, including, without limitation, any hazardous substance as defined under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, (b) oil as defined in the Oil Pollution Act of 1990, as amended, including oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other refined petroleum hydrocarbons and petroleum products and (c) radioactive materials, asbestos containing materials or polychlorinated biphenyls.
     “Indemnified Party” means each Partnership Group Member and Targa in their capacities as parties entitled to indemnification in accordance with Article III.
     “Indemnifying Party” means each of Targa and the Partnership Group, as the case may be, in their capacity as the parties from whom indemnification may be required in accordance with Article III.
     “Limited Partner” is defined in the Partnership Agreement.
     “Losses” means all losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorney’s and experts’ fees) of any and every kind or character.
     “Minimum Coverage Threshold” shall mean a distribution coverage of 1.0x.
     “North Texas Assets” means the gathering and processing assets contributed to the Partnership in connection with its initial public offering and as more completely described in the Registration Statement and includes the pipelines, processing plants or related equipment or assets, or portions thereof, conveyed, contributed or otherwise transferred or intended to be conveyed, contributed or otherwise transferred to any member of the Partnership Group, or owned by or necessary for the operation of the business, properties or assets of any member of the Partnership Group, prior to or as of the Closing Date.
     “Partnership” is defined in the introduction to this Agreement.
     “Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP, dated as of February 14, 2007, as amended by Amendment No. 1 thereto, dated May 13, 2008, as such agreement is in effect on the date hereof, to which reference is hereby made for all purposes of this

Agreement. No amendment or modification to the Partnership Agreement subsequent to the date hereof shall be given effect for the purposes of this Agreement unless such amendment receives the approval required pursuant to Section 4.6 hereof.
     “Partnership Entities” means the General Partner and each member of the Partnership Group.
     “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.
     “Partnership Group Member” means any member of the Partnership Group.
     “Partnership Indemnitee” shall mean any Person who is an Indemnitee (as defined in the Partnership Agreement); provided that the term “Partnership Indemnitee” shall exclude Targa and any Affiliate of Targa which is not a member of the Partnership Group.
     “Party” and “Parties” are defined in the introduction to this Agreement.
     “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, business trust, employee benefit plan, unincorporated organization, association, government agency or political subdivision thereof or other entity.
     “PSA” means the Purchase and Sale Agreement, dated July 27, 2009, by and between Targa GP Inc., Targa LP Inc and the Partnership
     “Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-138747), as amended, filed with the Securities and Exchange Commission with respect to the proposed initial public offering of Common Units by the Partnership.
     “SAOU/LOU Business” means the business conducted by Targa Texas Field Services LP and Targa Louisiana Field Services, LLC.
     “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
     “Targa” is defined in the introduction to this Agreement.
     “Term of Support” means the fourth quarter of 2009 through and including the fourth quarter of 2011.
     “Voting Securities” means securities of any class of Person entitling the holders thereof to vote in the election of, or to appoint, members of the board of directors or other similar governing body of the Person.
ARTICLE II
Reimbursement Obligations
     2.1 Reimbursement for Allocated General and Administrative Expenses; Limitations on Reimbursement.
          (a) Targa hereby agrees to continue to provide the Partnership Group with certain general and administrative services, such as legal, accounting, treasury, insurance, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes, engineering and marketing. These general and administrative services shall be substantially identical in nature and quality to the services of such type previously provided by Targa in connection with their management and operation of the North Texas Assets prior to their acquisition by the Partnership. In the event that the Partnership Group makes any acquisitions of assets or businesses from Targa or its Affiliates during the first three years following the Closing Date, Targa will similarly provide general and administrative services that are substantially identical in nature and quality to the services of such type previously provided by Targa in connection with their management and operation of such assets or businesses prior to their acquisition by the Partnership.
          (b) Subject to the provisions of Section 2.1(c) and 2.1(d) below, the Partnership Group hereby agrees to reimburse Targa for all expenses and expenditures Targa or its Affiliates incur or payments they make on behalf of the Partnership Group for these general and administrative services.
          (c) The amount for which Targa shall be entitled to reimbursement from the Partnership Group pursuant to Section 2.1(b) for general and administrative expenses shall not exceed $5.0 million annually for a period of three (3) years following the Closing Date (the “G&A Expenses Limit”). Following the first anniversary of the Closing Date, the G&A Expenses Limit shall be increased annually over the next two years by the percentage increase in the Consumer Price Index — All Urban Consumers, U.S. City Average, Not Seasonally Adjusted (the “CPI Index") for the applicable year. In making such adjustment, the G&A Expenses Limit shall be increased on the first anniversary of the Closing Date by the CPI Index for the prior year period based on the most recent information available from the U.S. Department of Labor and similarly increased on the second anniversary of the Closing Date by the CPI Index for the prior year period. In the event that the Partnership Group makes any acquisitions of assets or businesses or the business of the Partnership Group otherwise expands during the first three years following the Closing Date, then the G&A Expenses Limit shall be appropriately increased in order to account for adjustments in the nature and extent of the general and administrative services by Targa to the Partnership Group, with any such increase in the G&A Expenses Limit subject to the approval of the Conflicts Committee. From and after October 24, 2007, the G&A Expenses Limit is increased by the actual amount of general and administrative expenses allocated by Targa for the services provided to the SAOU/LOU Business, according to the allocation methodology utilized by Targa. From and after the date hereof, the G&A Expenses Limit is increased by the actual amount of general and administrative expenses allocated by Targa for the services provided to the Downstream Business, according to the allocation methodology utilized by Targa. After the third anniversary of the Closing Date, the G&A Expenses Limit will no longer apply and the General Partner will determine the amount of general and administrative expenses that will be properly allocated to the Partnership in accordance with the terms of the Partnership Agreement. The G&A Expenses Limit shall not apply to reimbursement for direct expenses of the Partnership as provided in Section 2.2.
          (d) Notwithstanding the obligations of the Partnership Group set forth in Sections 2.1(b) and 2.1(c) above and subject to Section 4.1(c), for any fiscal quarter during the Term of Support for which the Partnership’s Distribution Coverage for such quarter is less than the Minimum Coverage Threshold (before giving effect to any reduction in the reimbursement of general and administrative expenses contemplated in this clause (d) for such quarter), the general and administrative expenses for such quarter relating to the matters for which Targa would otherwise be entitled to reimbursement will be reduced by the amount (the “Support Amount”) required for the Partnership to meet the Minimum Coverage Threshold for such quarter; provided, however, that in no event will the Support Amount exceed $8 million for any quarter. During the Term of Support, the Distribution Coverage for each applicable quarter is to be calculated assuming that Total Distributions for such quarter equal an amount in cash sufficient to pay all equity holders including incentive distributions for the period for which distributions are declared a distribution of $0.5175 per unit. The Support Amount (i) is to be calculated by the Partnership in conjunction with closing the financial statements for the applicable quarter; (ii) will be accrued for the applicable quarter and reflected in distributable cash flow for such quarter; and (iii) will be settled by the Partnership in conjunction with the next regularly scheduled monthly payment (the “Subsequent Payment”) for allocated expenses to be settled by the Partnership pursuant to this Agreement (the amount of the Subsequent Payment before giving effect to any Support Amount is the “Subsequent Payment Amount"). The Subsequent Payment will be settled as follows: (i) if the Support Amount is less than the Subsequent Payment Amount, then the Partnership will pay to Targa the Excess Amount; (ii) if the Support Amount is greater than the Subsequent Payment Amount, then Targa will pay to the Partnership the Excess Amount; and (iii) if the Support Amount is equal to the Subsequent Payment Amount, then no payment will be made by either the Partnership or Targa.
     2.2 Reimbursement for Direct Expenses.
          (a) The Partnership Group hereby agrees to reimburse Targa and its Affiliates for all direct expenses and expenditures they incur or payments they make on behalf of the Partnership Group, including, but not limited to, (i) salaries of operational personnel performing services on the Partnership Group’s behalf, the cost of employee benefits for such personnel and general and administrative expense associated with such personnel, (ii) capital expenditures, (iii)

maintenance and repair costs, (iv) taxes and (v) direct expenses, including operating expenses and certain allocated operating expenses, associated with the ownership and operation of the North Texas Assets, the SAOU/LOU Business and the Downstream Business.
          (b) The Partnership Group hereby agrees to reimburse Targa and its Affiliates for all expenses and expenditures they incur or payments they make as a result of the Partnership becoming a publicly traded entity, including costs associated with annual and quarterly reports, tax return and Schedule K-1 preparation and distribution, independent auditor fees, registrar and transfer agent fees, legal fees and independent director compensation.
          (c) The obligation of the Partnership Group to reimburse Targa and its Subsidiaries pursuant to this Section 2.2 shall not be subject to any monetary limitation, including the G&A Expenses Limit contained in Section 2.1.
ARTICLE III
Indemnification
     3.1 Environmental Indemnification.
          (a) Subject to the provisions of Section 3.3, Targa shall indemnify, defend and hold harmless the Partnership Group and the Partnership Indemnitees from and against any Covered Environmental Losses suffered or incurred by the Partnership Group or any Partnership Indemnitee relating to the North Texas Assets for a period of three (3) years from the Closing Date but only to the extent such violations, corrections, events or conditions occurred on or before the Closing Date; provided, however, that such indemnity shall not apply to any Covered Environmental Losses reserved on the books of the Partnership Group as of the Closing Date.
          (b) The Partnership Group shall indemnify, defend and hold harmless Targa and its Affiliates, other than any Partnership Group Member, from and against any Covered Environmental Losses suffered or incurred by Targa and its Affiliates, other than any Partnership Group Member, relating to the North Texas Assets occurring after the Closing Date except to the extent that the Partnership Group is indemnified with respect to any of such Covered Environmental Losses under Section 3.1(a).
          (c) The aggregate liability of Targa under Section 3.1(a) shall not exceed $10.0 million.
          (d) No claims may be made against Targa for indemnification pursuant to Section 3.1(a) unless the aggregate dollar amount of the Losses suffered or incurred by the Partnership Group or Partnership Indemnitees exceed $250,000, after such time Targa shall be liable for the full amount of such claims, subject to the limitations of Section 3.1(c).
          (e) Notwithstanding anything herein to the contrary, in no event shall Targa have any indemnification obligations under this Agreement for claims made as a result of additions to or modifications of Environmental Laws promulgated after the Closing Date.

     3.2 Additional Indemnification
          (a) Subject to the provisions of Section 3.3, Targa shall indemnify, defend and hold harmless the Partnership Group and the Partnership Indemnitees from and against any Losses suffered or incurred by the Partnership Group or any Partnership Indemnitee by reason of or arising out of:
     (i) the failure of the Partnership Group to be the owner of valid and indefeasible easement rights, leasehold and/or fee ownership interests in and to the lands on which are located any North Texas Assets, and such failure renders the Partnership Group liable or unable to use or operate the North Texas Assets in substantially the same manner that the North Texas Assets were used and operated by Targa and its Affiliates immediately prior to the Closing Date as described in the Registration Statement;
     (ii) the failure of the Partnership Group to have on the Closing Date any consent or governmental permit necessary to allow (i) the transfer of any of the North Texas Assets to the Partnership Group on the Closing Date or (ii) any such North Texas Assets to cross the roads, waterways, railroads and other areas upon which any such North Texas Assets are located as of the Closing Date, and any such failure specified in such clause (ii) renders the Partnership Group unable to use or operate the North Texas Assets in substantially the same manner that the North Texas Assets were owned and operated by Targa and its Affiliates immediately prior to the Closing Date as described in the Registration Statement;
     (iii) all federal, state and local income tax liabilities attributable to the ownership or operation of the North Texas Assets prior to the Closing Date, including any such income tax liabilities of Targa and its Affiliates that may result from the consummation of the formation transactions for the Partnership Group occurring on or prior to the Closing Date; and
     (iv) all pending legal actions as of the Closing Date against one or more Partnership Group Members involving or otherwise relating to the North Texas Assets;
provided, however, that, in the case of clauses (i), (ii) and (iv) above, such indemnification obligations shall survive for three (3) years from the Closing Date; and that in the case of clause (iii) above, such indemnification obligations shall survive after the expiration of any applicable statute of limitations;
provided, further, that in the case of clauses (i), (ii), (iii) and (iv) above, such indemnification shall not include indemnity for Losses reserved on the books of the Partnership Group as of the Closing Date;
provided, further, no claims may be made against Targa for indemnification pursuant to Section 3.2 unless the aggregate dollar amount of the Losses suffered or incurred by the Partnership Group or Partnership Indemnitees exceed $250,000, after such time Targa shall be liable for the full amount of such claims.

          (b) In addition to and not in limitation of the indemnification provided under this Article III, the Partnership Group shall indemnify, defend, and hold harmless Targa and its Affiliates, other than any Partnership Group Member, from and against any Losses suffered or incurred by Targa and its Affiliates, other than any Partnership Group Member, by reason of or arising out of events and conditions associated with the operation of the North Texas Assets that occurs on or after the Closing Date except to the extent that the Partnership Group is indemnified with respect to any such Losses under Section 3.2(a).
     3.3 Indemnification Procedures.
          (a) The Indemnified Party agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification pursuant to this Article III, they will provide notice thereof in writing to the Indemnifying Party specifying the nature of and specific basis for such claim; provided, however, that the Indemnified Party shall not submit claims more frequently than once a calendar quarter (or twice in the case of the last calendar quarter prior to the expiration of the applicable indemnity coverage under this Agreement).
          (b) The Indemnifying Party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Indemnified Party that are covered by the indemnification set forth in this Article III, including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court or similar authority and the settling of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnified Party unless it includes a full release of the Indemnified Party from such matter or issues, as the case may be.
          (c) The Indemnified Party agrees to cooperate fully with the Indemnifying Party with respect to all aspects of the defense of any claims covered by the indemnification set forth in this Article III, including, without limitation, the prompt furnishing to the Indemnifying Party of any correspondence or other notice relating thereto that the Indemnified Party may receive, permitting the names of the Indemnified Party to be utilized in connection with such defense, the making available to the Indemnifying Party of any files, records or other information of the Indemnified Party that the Indemnifying Party considers relevant to such defense and the making available to the Indemnifying Party of any employees of the Indemnified Party; provided, however, that in connection therewith the Indemnifying Party agrees to use reasonable efforts to minimize the impact thereof on the operations of the Indemnified Party and further agrees to maintain the confidentiality of all files, records and other information furnished by the Indemnified Party pursuant to this Section 3.3. In no event shall the obligation of the Indemnified Party to cooperate with the Indemnifying Party as set forth in the immediately preceding sentence be construed as imposing upon the Indemnified Party an obligation to hire and pay for counsel in connection with the defense of any claims covered by the indemnification set forth in this Article III; provided, however, that the Indemnified Party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense. The Indemnifying Party agrees to keep any such counsel hired by the Indemnified Party reasonably informed as to the status of any such defense, but the Indemnifying Party shall have the right to retain sole control over such defense.

          (d) In determining the amount of any loss, cost, damage or expense for which the Indemnified Party is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the Indemnified Party, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Indemnified Party as a result of such claim and (ii) all amounts recovered by the Indemnified Party under contractual indemnities from third Persons.
ARTICLE IV
Miscellaneous
     4.1 Special Termination Rights.
          (a) Notwithstanding any other provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause (as defined in the Partnership Agreement) does not exist and the Units (as defined in the Partnership Agreement) held by the General Partner and its Affiliates are not voted in favor of such removal, this Agreement, other than the provisions set forth in Article III hereof, may immediately thereupon be terminated by Targa upon giving notice of termination to the other parties hereto.
          (b) This Agreement shall also terminate upon a Change of Control of the General Partner.
          (c) If and to the extent that the Partnership hereafter transfers or disposes of (i) the Companies (as defined in the PSA), (ii) the business conducted by the Companies, (iii) all or substantially all of the Company Assets (as defined in the PSA), (iv) all or substantially all of the Downstream Business or (v) all or substantially all of the Houston Area Assets (as defined in the PSA) to a Person that is not an Affiliate of the Partnership, then the obligations of Targa under Section 2.1(d) shall terminate and lapse and Targa would from and after the consummation of such transfer or disposition no longer be obligated to provide the support referenced in Section 2.1(d).
     4.2 Choice of Law; Submission to Jurisdiction. This Agreement shall be subject to and governed by the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state. Each Party hereby submits to the jurisdiction of the state and federal courts in the State of Texas and to venue in Houston, Texas.
     4.3 Notice. All notices or requests or consents provided for by, or permitted to be given pursuant to, this Agreement must be in writing and must be given by depositing same in the United States mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by telecopier or telegram to such Party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by telegram or telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 4.3.
     if to Targa:
Targa Resources, Inc.
1000 Louisiana, Suite 4300
Houston, Texas 77002
Attention: General Counsel
     if to the Partnership Entities:
Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, Texas 77002
Attention: General Counsel
     4.4 Entire Agreement. This Agreement constitutes the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
     4.5 Effect of Waiver or Consent. No waiver or consent, express or implied, by any Party to or of any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Person of the same or any other obligations of such Person hereunder.
     4.6 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties hereto; provided, however, that the Partnership may not, without the prior approval of the Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of the General Partner, will adversely affect the holders of Common Units. Each such instrument shall be reduced to writing.
     4.7 Assignment. No Party shall have the right to assign any of its rights or obligations under this Agreement without the consent of the other Parties hereto.
     4.8 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.
     4.9 Severability. If any provision of this Agreement shall be held invalid or unenforceable by a court or regulatory body of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.
     4.10 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.
     4.11 Rights of Limited Partners. The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no Limited Partner of the Partnership shall have the right, separate and apart from the Partnership, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement.
     4.12 Successors. This Agreement shall bind and inure to the benefit of the Parties and to their respective successors and assigns.
[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the date first set forth above.

TARGA RESOURCES, INC.

By:
Rene R. Joyce
Chief Executive Officer

TARGA RESOURCES LLC

By:

Rene R. Joyce
Chief Executive Officer

TARGA RESOURCES GP LLC

By:

Rene R. Joyce
Chief Executive Officer

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC,
its general partner

By:

Rene R. Joyce
Chief Executive Officer
[Signature Page to the Second Amended and Restated Omnibus Agreement]